OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                               VIRBAC CORPORATION

                                       AT

                               $5.25 NET PER SHARE

                                       BY

                             LABOGROUP HOLDING, INC.

               AN INDIRECT WHOLLY OWNED SUBSIDIARY OF VIRBAC S.A.



THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, SEPTEMBER 15, 2006 UNLESS THE OFFER IS EXTENDED.

THE OFFER IS BEING MADE PURSUANT TO A TENDER OFFER AND MERGER AGREEMENT DATED AS OF AUGUST 10, 2006 (THE "MERGER AGREEMENT") AMONG VIRBAC S.A. ("VIRBAC S.A."), INTERLAB S.A.S. ("INTERLAB"), LABOGROUP HOLDING, INC. ("PURCHASER") AND VIRBAC CORPORATION ("VIRBAC CORP." OR THE "COMPANY"). THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE "SHARES"), OF VIRBAC CORP. WHICH, WHEN ADDED TO THE SHARES ALREADY OWNED BY VIRBAC S.A., PURCHASER AND THEIR SUBSIDIARIES (COLLECTIVELY, THE "VIRBAC S.A. GROUP"), WILL CONSTITUTE NOT LESS THAN NINETY PERCENT (90%) OF THE TOTAL NUMBER OF OUTSTANDING SHARES AS OF THE DATE THE SHARES ARE ACCEPTED FOR PAYMENT PURSUANT TO THE OFFER (THE "MINIMUM CONDITION"). THE MINIMUM CONDITION IS NONWAIVABLE. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS DESCRIBED IN SECTION 13. IF THE MINIMUM CONDITION AND THE OTHER CONDITIONS TO THE OFFER ARE SATISFIED AND PURCHASER PURCHASES THE TENDERED SHARES, PURCHASER WILL BE MERGED INTO THE COMPANY AND THE COMPANY WILL BECOME AN INDIRECT WHOLLY OWNED SUBSIDIARY OF VIRBAC S.A. IN THAT EVENT, SHARES THAT WERE NOT TENDERED IN THE OFFER WILL BE CONVERTED IN THE MERGER INTO THE RIGHT TO RECEIVE $5.25 PER SHARE IN CASH.

                                 ---------------

A SPECIAL COMMITTEE OF DIRECTORS APPOINTED BY THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS ADVISABLE, FAIR TO AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY WHO ARE UNAFFILIATED WITH VIRBAC S.A. AND HAS UNANIMOUSLY RECOMMENDED THAT SUCH UNAFFILIATED STOCKHOLDERS TENDER THEIR SHARES IN THE OFFER.

                                 ---------------

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS OFFER, PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR DETERMINED WHETHER THIS OFFER TO PURCHASE IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender such Shares.

Any stockholder of the Company who wishes to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

If you hold options to purchase Shares having an exercise price per share of less than the Offer Price ($5.25 per share) and you wish to participate in the Offer by conditionally exercising the options, you should also follow the instructions and procedures set forth in the Notice of Conditional Exercise and related instructions provided to you.

Questions and requests for assistance may be directed to the Information Agent and the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                               MORROW & CO., INC.

                      THE DEALER MANAGER FOR THE OFFER IS:

                            BMO CAPITAL MARKETS CORP.

August 18, 2006

                                TABLE OF CONTENTS

                                                                                                              Page
                                                                                                              ----
SUMMARY TERM SHEET...............................................................................................1

QUESTIONS AND ANSWERS ABOUT THE OFFER............................................................................3

INTRODUCTION....................................................................................................10

SPECIAL FACTORS

         I.       BACKGROUND OF VIRBAC S.A.'S INVESTMENT IN THE COMPANY.........................................14

         II.      BACKGROUND OF THE OFFER.......................................................................15

         III.     PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF VIRBAC S.A.
                  FOR THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT.....................30

         IV.      POSITION OF VIRBAC S.A. AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER..........37

         V.       REPORTS, OPINIONS AND APPRAISALS/COMPANY PROJECTIONS..........................................40

         VI.      CONDUCT OF THE COMPANY'S BUSINESS IF THE OFFER IS NOT COMPLETED...............................50

         VII.     RELATED PARTY TRANSACTIONS....................................................................51

         VIII.    TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES...........................................54

         IX.      INTERESTS OF CERTAIN PARTIES IN THE OFFER AND THE MERGER......................................55

THE TENDER OFFER................................................................................................57

         1.       TERMS OF THE OFFER............................................................................57

         2.       ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES.................................................60

         3.       PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES.......................................61

         4.       WITHDRAWAL RIGHTS.............................................................................66

         5.       CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.........................................67

         6.       PRICE RANGE OF SHARES; DIVIDENDS..............................................................68

         7.       CERTAIN INFORMATION CONCERNING THE COMPANY....................................................69

         8.       CERTAIN INFORMATION CONCERNING VIRBAC S.A., INTERLAB S.A.S. AND PURCHASER.....................71

         9.       SOURCE AND AMOUNT OF FUNDS....................................................................72

         10.      APPRAISAL RIGHTS..............................................................................72

         11.      CERTAIN EFFECTS OF THE OFFER..................................................................73

         12.      DIVIDENDS.....................................................................................74

         13.      CERTAIN CONDITIONS OF THE OFFER...............................................................75

         14.      CERTAIN LEGAL MATTERS; REGULATORY APPROVALS...................................................77

         15.      FEES AND EXPENSES.............................................................................80

         16.      MISCELLANEOUS.................................................................................81

DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF VIRBAC S.A., INTERLAB S.A.S. AND PURCHASER.............82

PURCHASES OF SHARES BY VIRBAC S.A. AND INTERLAB S.A.S.  DURING THE LAST TWO YEARS...............................86

SECTION 262 OF THE GENERAL CORPORATION LAW  OF THE STATE OF DELAWARE............................................87

                               SUMMARY TERM SHEET

         This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you. To better understand our offer to you and for a complete description of the terms of the offer, you should read this entire Offer to Purchase and the accompanying Letter of Transmittal carefully. Questions or requests for assistance may be directed to the Information Agent at its address and telephone number on the back cover of this Offer to Purchase.

         o        Virbac S.A. ("Virbac S.A."), through Labogroup Holding, Inc.
                  ("Purchaser"), an indirect wholly owned subsidiary of Virbac S.A. incorporated in Delaware, is proposing to acquire all of the shares of common stock, par value $0.01per share, of Virbac Corporation ("Virbac Corp." or the "Company") not owned by Virbac S.A. and its subsidiaries in a tender offer at a price of $5.25 per share, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal. See Section l.

         o Virbac S.A. currently owns, indirectly through its 100% ownership interest in Interlab S.A.S., which in turn owns 100% of Purchaser, approximately 60.1% of the outstanding shares of Company common stock. For a more detailed discussion of Virbac S.A.'s ownership interests in the Company, see Section I and
                  Section IX.

         o The expiration date of the tender offer is Midnight, New York City time, on Friday, September 15, 2006, unless such date is extended. See Section 1.

         o The tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn a sufficient number of shares of Company common stock such that, upon acceptance for payment and payment for the tendered shares of Company common stock pursuant to the offer, Virbac S.A. will, directly or indirectly through wholly owned subsidiaries, own a number of shares of Company common stock representing at least 90% of the issued and outstanding shares of Company common stock, as of the date the shares of Company common stock are accepted for payment pursuant to the tender offer (the "Minimum Condition").

         o The Minimum Condition is not waivable. See Section 13 for a complete description of all conditions to the offer.

         o Virbac S.A., Interlab S.A.S. and Purchaser expect to have sufficient funds to purchase the common shares of the Company tendered and to complete the merger. The offer price of $5.25 per share implies a total value of approximately $48 million for all of the common shares of the Company not owned directly or indirectly by Virbac S.A., including net payments to be made upon "cashless exercise" of outstanding options. In order to finance the offer and related transactions, Virbac S.A. expects to borrow under an existing (euro)100,000,000 credit facility agreement with BNP Paribas and Credit Agricole Indosuez. The ability of Virbac S.A. to borrow under such facility is subject to customary conditions. Virbac S.A., Interlab S.A.S. and Purchaser expect that the funds available pursuant to this facility will be sufficient to consummate the tender offer. The tender offer is not conditioned on obtaining these funds. See Section 9.

         o If the tender offer is completed, Virbac S.A. will, in accordance with the Merger Agreement, cause Purchaser and the Company to merge pursuant to a "short-form" merger, unless it is not lawful to do so. Under Section 253 of the Delaware General Corporation Law, Purchaser may effect a "short-form" merger without the affirmative vote of the Company's stockholders if Purchaser owns at least 90% of the securities entitled to vote with respect to a merger. See Section 11.

         o        After the merger:

                  o Virbac S.A. would own directly or indirectly all of the equity interests in the Company;

                  o the Company's current minority stockholders would no longer have any interest in the Company's future earnings or growth;

                  o the Company's common stock would no longer trade on any securities exchange or be quoted in the over-the-counter market; and

                  o the Company's financial statements would no longer be publicly available.

         See Section 11.

         o A special committee of independent directors was appointed by the board of directors of Virbac Corp. to evaluate the fairness of the offer and, if deemed appropriate, to make a recommendation regarding the offer to those stockholders of Virbac Corp. not affiliated with Virbac S.A. and its subsidiaries. The special committee has unanimously determined that the offer and the merger are advisable, fair to and in the best interests of the stockholders of Virbac Corp. (other than Virbac S.A. and its subsidiaries) and has unanimously recommended that those stockholders accept the offer and tender their shares in the offer. The special committee's determination and recommendation is contained in the Solicitation/ Recommendation Statement on Schedule 14D-9, which was filed by Virbac Corp. with the U.S. Securities and Exchange Commission ("SEC") in connection with the offer and which is being furnished to stockholders concurrently with this Offer to Purchase.

         o If the tender offer is completed, stockholders who sell their shares of Company common stock in the tender offer might receive cash for their shares sooner than stockholders who wait for the merger.

         o Appraisal rights are not available in connection with the offer but will be available in connection with the merger upon compliance with the requirements of Delaware law relating to exercise of such rights.

                      QUESTIONS AND ANSWERS ABOUT THE OFFER

         Virbac S.A., through Purchaser, is offering to purchase all of the issued and outstanding shares of common stock of the Company not owned by Virbac S.A. or its subsidiaries for $5.25 per share in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase. The following are some of the questions you, as a stockholder of the Company, might have and answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase, the documents incorporated by reference or otherwise referred to herein and the related Letter of Transmittal because the information in these questions and answers is not complete and is intended to be only an overview. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

WHO IS OFFERING TO BUY MY SECURITIES?

         - Purchaser is Labogroup Holding, Inc., a newly formed Delaware corporation and an indirect wholly owned subsidiary of Virbac S.A., a corporation (SOCIETE ANONYME) organized under the laws of France. Purchaser has been organized in connection with this offer and has not carried on any activities other than in connection with this offer.

         - Virbac S.A. is a French pharmaceutical company that specializes in the development and production of vaccines and medicines for domestic animals and livestock. Virbac S.A., which has five research centers, and production sites in seven countries, formulates drugs designed to prevent or cure certain animal diseases. Pharmaceuticals for domestic animals represent 63% of Virbac S.A.'s turnover, and those for livestock constitute 32.5%. Toll manufacturing for third parties in the U.S. and Australia represents 4.5%. Virbac S.A. has a commercial presence across five continents in over 100 countries and, in 2005, 75.5% of its total sales were achieved outside of France. Virbac S.A. operates a network of 24 subsidiaries, including the Company. Virbac S.A. holds indirectly, through Interlab S.A.S., a French company and a wholly owned subsidiary of Virbac S.A., approximately 60.1% of the shares of common stock of Virbac Corp. Interlab S.A.S. also owns directly all of the issued and outstanding shares of Purchaser.

WHAT ARE THE CLASSES AND AMOUNTS OF SECURITIES SOUGHT IN THE OFFER?

         - We are seeking to purchase all of the outstanding shares of common stock, par value $.01 per share, of Virbac Corp. that we do not already own. See the "Introduction" and Section 1.

HOW MUCH ARE YOU OFFERING TO PAY? WHAT IS THE FORM OF PAYMENT? WILL I HAVE TO PAY ANY FEES OR COMMISSIONS?

         - We are offering to pay $5.25 per share, net to you, in cash, less any required withholding of taxes and without payment of interest. See the "Introduction" and Section 1.

         - If you are the record owner of your shares and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares through a broker or other nominee, and your broker tenders your shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the "Introduction." In addition, if you do not complete and sign the Substitute Form W-9 included in the letter of transmittal, you could be subject to required backup federal income tax withholding. See Section 3.

WHY IS PURCHASER MAKING THE OFFER?

         - We are making this offer so that Virbac S.A. can acquire the entire outstanding equity interest in Virbac Corp. and Virbac Corp. will become an indirect wholly owned subsidiary of Virbac S.A.

WHAT ARE THE MOST SIGNIFICANT CONDITIONS TO THE OFFER?

         - The offer is conditioned upon, among other things, (i) satisfaction of the Minimum Condition, which is nonwaivable and requires there being validly tendered and not withdrawn that number of shares of common stock of Virbac Corp. which, when added to the shares already owned by Virbac S.A. and its subsidiaries, will constitute not less than ninety percent (90%) of the total number of outstanding shares as of the date the shares are accepted for payment pursuant to the offer,
                  (ii) the special committee of the board of directors of Virbac Corp. not having withdrawn, amended or qualified in any way its determination that the offer is advisable, fair to and in the best interests of the stockholders of the Company or its recommendation that you accept the offer and (iii) the board of directors of Virbac Corp. not having taken a position or action contrary to such determination and recommendation of the special committee. For a complete description of all of the conditions to which the offer is subject, see Section 13.

DO YOU HAVE THE FINANCIAL RESOURCES TO MAKE PAYMENT?

         - Yes. We will obtain all necessary funds from Virbac S.A. to purchase your shares. Virbac S.A. will obtain the funds from its existing bank credit facility. The offer is not conditioned upon any financing arrangements. See Section 9.

IS YOUR FINANCIAL CONDITION RELEVANT TO MY DECISION TO TENDER MY SHARES IN THE OFFER?

         - No. We do not think our financial condition is relevant to your decision whether to tender shares and accept the offer because:

                  o the offer is being made for all outstanding shares solely for cash;

                  o our parent company, Virbac S.A., has sufficient funds available under its credit facility to purchase all shares successfully tendered in the offer and will make such funds available to us;

                  o        the offer is not subject to any financing condition;
                           and

                  o if we consummate the offer, we will effect a merger transaction pursuant to which all remaining shares will be automatically converted into the right to receive $5.25 per share in cash, less any required withholding of taxes and without payment of interest, or any greater amount per share paid pursuant to the offer, so that none of the Company's stockholders will retain any equity interest in the Company.

HOW LONG DO I HAVE TO DECIDE WHETHER TO TENDER MY SHARES IN THE OFFER?

         - You will have at least until Midnight, New York City time, on Friday, September 15, 2006, to tender your shares in the offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the offer by using the guaranteed delivery procedure that is described later in this offer to purchase. See Section 3.

CAN THE OFFER BE EXTENDED AND UNDER WHAT CIRCUMSTANCES?

         - Yes. Under the Merger Agreement and the terms of the offer, we may elect to extend the offer one or more times if a sufficient number of shares are not tendered to meet the Minimum Condition or if any other condition is not fulfilled or waived by us. We may also be required to extend the offer by the rules of the SEC.

HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

         - If we extend the offer, we will inform Mellon Investor Services LLC, the depositary for the offer, of that extension and we will issue a press release announcing the extension not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1.

WILL THERE BE A SUBSEQUENT OFFER PERIOD?

         - We may elect to provide a "subsequent offering period" for the offer. A subsequent offering period, if one is included, will be an additional period of time beginning after we have purchased shares tendered in the offer, during which stockholders may tender, but not withdraw, their shares and receive the offer consideration.

WHAT IS THE DIFFERENCE BETWEEN AN EXTENSION OF THE OFFER AND A SUBSEQUENT OFFERING PERIOD?

         - If we extend the offer, we will not accept or pay for any shares until the extension expires, and you will be able to withdraw your shares until then. A subsequent offering period, if there is one, will occur after we have accepted, and become obligated to pay for, all shares that are properly tendered and not withdrawn by the time the initial offering period (including any extensions) expires. Shares that are properly tendered during a subsequent offering period will be accepted and paid for as they are received, and therefore cannot be withdrawn.

HOW DO I TENDER MY SHARES?

         - To tender your shares, you must deliver the certificates representing your shares, together with a completed letter of transmittal and any other documents required by the letter of transmittal, to Mellon Investor Services LLC, the depositary for the offer, prior to the expiration of the tender offer. If your shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your broker or nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the depositary by the expiration of the tender offer, you may still participate in the offer by having a broker, a bank or other fiduciary that is an eligible institution guarantee that the missing items will be received by the depositary within three NASDAQ Capital Market trading days. See Section 3.

HOW CAN I PARTICIPATE IN THE OFFER IF I HOLD OPTIONS TO ACQUIRE SHARES OF THE COMPANY?

         - Holders of exercisable options to purchase shares of common stock of the Company having exercise prices of less than $5.25 per share may conditionally exercise any or all of those options by following the special instructions and procedures for option holders described in Section 3 - "Procedures for Accepting the Offer and Tendering Shares - Conditional Option Exercises." The conditional exercise will not take effect unless the Purchaser accepts tendered Shares for purchase pursuant to the Offer and thereafter merges into the Company. If the merger occurs, option holders who conditionally exercised their options will receive, for each Share underlying the exercised options, an amount per Share equal to $5.25 less the exercise price and less any withholding taxes. Alternatively, holders of options may exercise their options in advance of the expiration of the offer and tender the Shares acquired upon exercise by following the instructions and procedures for tendering stockholders described in Section 3.

UNTIL WHAT TIME MAY I WITHDRAW PREVIOUSLY TENDERED SHARES?

         - You may withdraw your previously tendered shares at any time until the offer has expired and, if we have not accepted your shares for payment by October 16, 2006, you may withdraw them at any time after that date until we accept your shares for payment. This right to withdraw will not apply to shares tendered in any subsequent offering period, if one is provided. See Section 4.

HOW DO I WITHDRAW PREVIOUSLY TENDERED SHARES?

         - To withdraw previously tendered shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the depositary while you still have the right to withdraw shares. If you tendered shares by giving instructions to a broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your shares. See Section 4.

WHEN WILL PAYMENT BE MADE FOR ACCEPTED SHARES?

         - If all of the conditions of the offer are satisfied or waived and your shares are accepted for payment, we will pay you promptly after the expiration of the offer. See Section 2.

WHAT WILL THE U.S. FEDERAL INCOME TAX CONSEQUENCES BE FOR U.S. TAXPAYERS?

         - The sale of your shares pursuant to the offer will be a taxable event. See Section 5.

WHAT DOES VIRBAC CORP. THINK OF THE OFFER?

         - A special committee of directors was appointed by the board of directors of Virbac Corp. to evaluate the fairness of the offer and was authorized to make a recommendation regarding the offer to stockholders. The special committee has unanimously approved the Merger Agreement, has unanimously determined that the offer and the merger are advisable, fair to and in the best interests of the stockholders of Virbac Corp. (other than Virbac S.A. and its subsidiaries) and has unanimously recommended that stockholders accept the offer and tender their shares in the offer. The special committee's determination and recommendation is contained in the Solicitation/ Recommendation Statement on Schedule 14D-9, which was filed by Virbac Corp. with the SEC in connection with the offer and which is being furnished to stockholders concurrently with this offer to purchase. Stockholders should read the Solicitation/ Recommendation Statement for additional information regarding the special committee's determination and recommendation.

WHAT WILL HAPPEN IF ALL OF THE SHARES OF VIRBAC CORP. ARE NOT TENDERED IN THE OFFER?

         - If we purchase shares of Virbac Corp. in the offer, we will own, together with Interlab S.A.S., at least 90% of the outstanding shares of Virbac Corp. Immediately following our purchase of shares pursuant to the offer, Interlab S.A.S. will contribute to us all of the Virbac Corp. shares it owns, and we will then merge with and into Virbac Corp. If that merger occurs, Virbac Corp. will then become a subsidiary of Interlab S.A.S. and an indirect wholly owned subsidiary of Virbac S.A. and each share that remains outstanding (other than shares (i) held in the treasury of Virbac Corp., (ii) owned by us, Interlab S.A.S. or Virbac S.A. or (iii) held by stockholders seeking appraisal for their shares) will be canceled and converted automatically in the Merger into the right to receive $5.25 per share in cash (or any greater amount per share paid pursuant to the offer). See the "Introduction."

IF THE SHARES TENDERED ARE ACCEPTED FOR PAYMENT, WILL VIRBAC CORP. CONTINUE AS A PUBLIC COMPANY?

         - No. Following the purchase of shares in the offer, we expect to consummate the merger. If the merger takes place, Virbac Corp. will no longer be publicly owned. Even if for some reason the merger does not take place, if we purchase the tendered shares, there will likely be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded through the NASDAQ National Market, the NASDAQ Capital Market (formerly called the NASDAQ Smallcap Market) or other securities exchanges, there will likely not be an active public trading market for the shares, and Virbac Corp. will likely cease making filings with the SEC or otherwise cease being required to comply with the Securities and Exchange Commission's rules relating to publicly held companies. See Section 11.

DO I HAVE APPRAISAL RIGHTS IN THE OFFER AND MERGER?

         - You do not have appraisal rights in the offer. However, following the offer, if the merger occurs, appraisal rights will be available to those stockholders who have not tendered their shares in the offer and who comply with the applicable provisions of Delaware law. See Section 10 - "Appraisal Rights."

HAVE ANY LAWSUITS BEEN FILED IN CONNECTION WITH THE OFFER?

         - Yes. Prior to commencement of the offer, in connection with Virbac S.A.'s original proposal to acquire the shares of common stock that it does not own, certain stockholders filed a motion for leave to file an amended complaint in the United States District Court for the Northern District of Texas, Fort Worth Division, in order to add to their pending derivative action a cause of action on behalf of a putative class of Company stockholders against the Company's board of directors and Virbac S.A. for alleged breach of fiduciary duties relating to Virbac S.A.'s proposal. The motion was granted on January 12, 2006. In addition, certain other stockholders filed a purported class action against Virbac S.A., Interlab S.A.S., the Company and the Company's directors in the Delaware Chancery Court in New Castle County. Both actions seek various forms of relief, including preliminary and permanent injunctions against consummation of Virbac S.A.'s proposal and unspecified money damages. The defendants believe that the claims are without merit. See Section 14 for a more detailed discussion of these lawsuits.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES?

         - We intend to merge Purchaser into Virbac Corp. as soon as practicable following our purchase of the common stock pursuant to the offer. If you decide not to tender your shares in the offer and the merger occurs, you will receive the same amount of cash per share that you would have received had you tendered your shares in the offer, without any interest being paid on such amount, subject to any dissenters' rights properly exercised under Delaware law. If you decide not to tender your shares in the offer and we purchase the tendered shares, but for any reason the merger does not occur, there will likely be so few remaining stockholders and publicly traded shares that Virbac Corp. common stock will no longer be eligible to be traded through the NASDAQ National Market, the NASDAQ Capital Market or other securities exchanges and there will likely not be an active public trading market for the shares. Also, as described above, Virbac Corp. will likely no longer be required to make filings with the SEC or otherwise comply with the Securities and Exchange Commission rules relating to publicly held companies. See the "Introduction" and Section 11.

WHAT IS THE MARKET VALUE OF MY SHARES AS OF A RECENT DATE?

         - On December 12, 2005, the last trading day before we announced our proposal to the Company to make the tender offer, the closing price of the common stock of Virbac Corp. was $3.67, as reported in the Pink Sheets. On August 17, 2006, the last trading day before we commenced the tender offer, the high and low prices for the common stock of Virbac Corp., as reported by the NASDAQ Capital Market (formerly known as the NASDAQ Smallcap Market) were $5.23 and $5.10, respectively. See
                  Section 6.

WHO SHOULD I CALL IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

         - You may call Morrow & Co., Inc., at (800) 607-0088 (toll free in the U.S.). You may also call BMO Capital Markets Corp. at
                  (312) 293-4111. Morrow & Co., Inc. is acting as the Information Agent for the Offer and BMO Capital Markets Corp. is acting as the Dealer Manager for the Offer. See the back cover of this Offer to Purchase for additional contact information for each of them.

To the Holders of Shares of
Common Stock of Virbac Corporation:

                                  INTRODUCTION

         Labogroup Holding, Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Virbac S.A., a French societe anonyme ("Virbac S.A."), hereby offers to purchase all outstanding shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of Virbac Corporation, a Delaware corporation ("Virbac Corp." or the "Company"), other than those Shares already owned by Purchaser, Virbac S.A. and their subsidiaries (collectively, the "Virbac S.A. Group"), at a price of $5.25 per Share, net to the seller in cash, less any required withholding of taxes and without payment of interest (the "Offer Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the "Offer").

         Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Nonetheless, any tendering stockholder or other payee who fails to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal may be subject to a required back-up U.S. federal income tax withholding of 28% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 5. Virbac S.A. or Purchaser will pay all charges and expenses of Mellon Investor Services LLC, as depositary (the "Depositary"), BMO Capital Markets Corp., as dealer manager (the "Dealer Manager") and Morrow & Co., Inc., as information agent (the "Information Agent"), incurred in connection with the Offer. See Section 15.

         The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn that number of Shares which, when added to the Shares already owned by the Virbac S.A. Group, will constitute not less than ninety percent (90%) of the total number of outstanding Shares as of the date the Shares are accepted for payment pursuant to the offer (the "Minimum Condition"). The Minimum Condition is non-waivable. If the Minimum Condition is satisfied, it will mean that more than a majority of Shares held by persons other than us and our affiliates will have been tendered for purchase pursuant to the Offer.

         According to the Company, there were 22,644,240 Shares outstanding as of July 31, 2006. Of the Shares outstanding, 13,613,808 are owned beneficially by the Virbac S.A. Group. Accordingly, Purchaser believes that the Minimum Condition will be satisfied if at least 6,766,008 Shares not held by the Virbac S.A. Group are validly tendered and not withdrawn prior to the Expiration Date (as defined herein), subject to adjustment for additional Shares issued upon exercise of outstanding options (other than options exercised on a conditional basis as described under "The Tender Offer - Procedure for Accepting the Offer and Tendering Shares - Conditional Option Exercises").

         Purchaser is making the Offer pursuant to the Tender Offer and Merger Agreement dated as of August 10, 2006 (the "Merger Agreement") among Virbac S.A., Interlab S.A.S., Purchaser and the Company. The Merger Agreement is more fully described in "Tender Offer - Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; the Merger Agreement." The board of directors of the Company (the "Board of Directors") appointed a special committee of independent members of the Board of Directors (the "Special Committee") to evaluate the fairness of the Offer and authorized it to make a recommendation to stockholders of the Company. The Special Committee has unanimously determined that the Offer is advisable, fair to and in the best interests of the stockholders (other than the Virbac S.A. Group), unanimously approved the Merger Agreement and has recommended that stockholders accept the Offer and tender their Shares in the Offer. In addition, the Board of Directors, upon recommendation of the Special Committee, has unanimously approved the Merger Agreement and the transaction contemplated thereby, including the Offer and the Merger, and unanimously agreed that the Offer and the Merger are substantially and procedurally fair to the stockholders of the Company (other than Virbac S.A. and its subsidiaries). The Special Committee's recommendation is contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (the "14D-9"), which was filed by the Company with the Securities and Exchange Commission (the "SEC") in connection with the Offer and which is being furnished to stockholders concurrently with this Offer to Purchase. Stockholders should read the 14D-9 for additional information regarding the Special Committee's determination and recommendation.

         Purchaser may waive, in its sole discretion, any of the conditions to the Offer, other than the Minimum Condition. See Section 13. Houlihan Lokey Howard & Zukin Financial Advisors, Inc. ("Houlihan Lokey") has delivered its written opinion, dated August 7, 2006, to the effect that as of that date and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in such opinion, the $5.25 per Share cash consideration to be received by stockholders of the Company's common stock, other than the Virbac S.A. Group (the "Unaffiliated Stockholders"), pursuant to the Offer and the Merger (as defined below) is fair to such stockholders from a financial point of view. A copy of the written opinion, which sets forth the procedures followed, the assumptions made, matters considered and limitations on the review undertaken, is included as Exhibit (c)(1) to the Schedule TO filed with the SEC on August 18 by Virbac S.A. Interlab S.A.S., Virbac Corp. and Purchaser in connection with the Offer (the "Schedule TO"), which is being mailed to stockholders of Virbac Corp. with this Offer to Purchase. Purchaser encourages each stockholder to read this opinion carefully in its entirety. The advisory services and the written opinion of Houlihan Lokey were provided for the information of the Special Committee in its evaluation of the Offer, and the opinion is not intended to be, nor does it constitute, a recommendation to any stockholder as to whether or not such stockholder should tender its Shares in the Offer. See Section V.

         If the Minimum Condition and other conditions to the Offer are satisfied and the Offer is consummated, the Virbac S.A. Group will, collectively, own at least ninety percent (90%) of the total number of Shares outstanding. The Merger Agreement provides that in such event, Interlab S.A.S. will contribute its Shares to Purchaser and Purchaser will effect a merger pursuant to the short-form merger provisions of the Delaware General Corporation Law (the "DGCL"), without any prior notice to, or any action by, any other stockholder of the Company (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company as treasury stock, or owned by any subsidiaries of the Company or the Virbac S.A. Group, all of which will be cancelled and retired and shall cease to exist, and (ii) Shares that are held by stockholders, if any, who properly exercise their appraisal rights under the DGCL), will be converted into the right to receive the same $5.25 per Share cash consideration as stockholders who tendered their Shares pursuant to the Offer. If the Merger is consummated, stockholders who have not tendered their

Shares in the Offer and who demand and fully perfect appraisal rights under the DGCL will be entitled to receive, in connection with the Merger, cash equal to the fair value of their Shares as determined pursuant to the procedures prescribed by the DGCL. See Section 10. Certain federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger, as the case may be, are described in Section 5.

         If, after the Offer is completed but prior to the completion of the Merger, the aggregate beneficial ownership by Virbac S.A. and its subsidiaries of the outstanding Shares should fall below 90% for any reason or if the Offer is not completed for any reason (including a failure to satisfy the Minimum Condition), Purchaser may decide to acquire additional Shares on the open market or in privately negotiated transactions to the extent required for the beneficial ownership interest of Virbac S.A. and its subsidiaries to equal or exceed 90% of the Common Stock. Any such purchases would be made at market prices or privately negotiated prices at the time of purchase, which may be higher or lower than, or the same as, the price in the Offer. For a discussion of other actions that Virbac S.A. and Purchaser may take if the Offer is not completed, see Section VI.

         This Offer to Purchase and the documents incorporated by reference herein include certain forward-looking statements. These statements appear throughout the Offer to Purchase and include statements regarding the intent, belief or current expectations of Virbac S.A. and Purchaser, including statements concerning Virbac S.A.'s and Purchaser's plans with respect to the Shares or their actions if they do not complete the Offer and/or the Merger. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors. Factors that might affect such forward-looking statements include:

         o        whether the conditions to the Offer will be satisfied;

         o following completion of the Offer and consummation of the Merger, Virbac S.A.'s ability to integrate the Company into Virbac S.A.'s operations as a wholly owned subsidiary;

         o Virbac S.A.'s ability to execute fully on its own business strategy after taking the Company private;

         o Risks, uncertainties and other factors that could affect the Company's business and financial results, which the Company has stated include, but are not limited to:

                  o        the results of research and development activities;

                  o decisions by regulatory authorities, including the U.S. Food and Drug Administration and the Environmental Protection Agency regarding whether and when to approve Virbac Corp.'s drug applications as well as their decisions regarding labeling, product safety, toxicity or carcinogenicity, and other matters that could affect the commercial potential of Virbac Corp.'s products and services;

                  o        trade buying patterns;

                  o Virbac Corp.'s ability to meet generic and branded competition after the loss of patent protection for its products;

                  o changes or trends in veterinary medicine that affect the rate of use of the Company's products by veterinarians;

                  o legal defense costs, insurance expenses, settlement costs, and the risk of an adverse decision or settlement related to product liability, patent protection, governmental investigations, and other legal proceedings;

                  o the Company's ability to protect its intellectual property both domestically and internationally;

                  o governmental laws and regulations affecting domestic and foreign operations, including tax obligations;

                  o changes in business, political, and economic conditions due to the threat of future terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas; and

                  o uncertainties regarding the Company's ability to comply with financial and other covenants required under its credit agreement.

         The information contained in this Offer to Purchase concerning the Company was supplied by the Company or obtained from the Company's periodic reports filed with the SEC or other publicly available sources.

         THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE YOU MAKE ANY DECISION WITH RESPECT TO THE OFFER.

                                 SPECIAL FACTORS

I.       BACKGROUND OF VIRBAC S.A.'S INVESTMENT IN THE COMPANY

         Virbac S.A. made its initial investment in the Company in 1999 through the merger of Virbac, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Virbac S.A. ("Virbac Inc.") with and into the Company, then called Agri-Nutrition Group Limited (the "1999 Merger"). At the time of the 1999 Merger, Virbac Inc. was engaged in the manufacture and distribution of a wide variety of animal health products, focusing on dermatological, parasiticide and dental products. The 1999 Merger was effected pursuant to an Agreement and Plan of Merger dated as of October 16, 1998, as amended, (the "1998 Merger Agreement") among Virbac S.A., Virbac Inc., Interlab S.A.S. and Agri-Nutrition Group Limited. Agri-Nutrition Group Limited was the surviving corporation in the 1999 Merger and, in connection with the 1999 Merger, changed its name to Virbac Corporation. Also, pursuant to a contribution agreement between the Company and its wholly owned Delaware subsidiary, Virbac AH, Inc. ("Virbac AH"), contemporaneously with the 1999 Merger, the Company transferred all of the operating assets of Virbac Inc. to Virbac AH. Virbac S.A. entered into the 1998 Merger Agreement in the belief that the operations, products, marketing and production capabilities of Virbac Inc. and Agri-Nutrition Group Limited would complement each other and to obtain a controlling interest in the combined companies.

         The 1999 Merger was consummated March 5, 1999. Pursuant to the 1999 Merger, the issued and outstanding shares of Virbac Inc. common stock then held by Interlab S.A.S. were converted into the right to receive 12,580,918 shares of the Company's Common Stock, $0.01 par value per share, or approximately 58% of the outstanding Common Stock after the effective date of the 1999 Merger. In addition, the 1998 Merger Agreement required the Company to complete a tender offer to repurchase up to 1,000,000 shares of the Common Stock at a price of $3.00 per share within 60 days after the effective date of the 1999 Merger. The Company repurchased all 1,000,000 shares and, as a result, Virbac S.A. indirectly owned approximately 60% of the outstanding Common Stock after the 1999 Merger and self-tender offer. Virbac Inc. was the acquirer of Agri-Nutrition Group Limited in a purchase business combination for financial reporting purposes.

         In the 1998 Merger Agreement, the Company further agreed that in order to maintain proportionate ownership interest of Interlab S.A.S. in the Company until the expiration, termination, or exercise of all options to purchase the Common Stock outstanding as of the date of the 1999 Merger, the Company would, contemporaneously with the issuance of the Common Stock upon the exercise of such pre-Merger options to purchase the Common Stock, issue to Interlab S.A.S. a number of additional shares of Common Stock equal to the product of (a) the aggregate number of shares of the Common Stock issued upon the exercise of such options and (b) 1.5. The Company has issued a total of 1,032,890 additional shares of Common Stock to Interlab S.A.S. pursuant to this provision of the 1998 Merger Agreement at the following times and in the following amounts, without the payment of additional consideration by Interlab S.A.S.:

                          Issue Date                          Number of Shares
                          ----------                          ----------------

                      September 28, 2000                             196,000
                      December 29, 2000                              459,495
                      March 1, 2001                                  147,000
                      November 20, 2002                               52,061
                      October 11, 2005                                59,834
                      January 9, 2006                                 88,500
                      June 7, 2006                                    30,000
                                                                    --------
                                                                   1,032,890
                                                                   =========


         Consequently, Virbac S.A., through Interlab S.A.S., indirectly now owns 13,613,808 Shares, constituting approximately 60.1% of the outstanding Common Stock. If any pre-1999 Merger options are exercised while the Offer is pending (other than options exercised on a conditional basis as described under "The Tender Offer - Procedure for Accepting the Offer and Tendering Shares - Conditional Option Exercises"), resulting in the issuance of additional Common Stock, the Company will issue additional shares of Common Stock to Interlab S.A.S. pursuant to this provision of the 1998 Merger Agreement.

         Subsequent to the 1999 Merger, the Company continued to develop its portfolio of products through acquisitions, licensing agreements and internal development activities. Some of the Company's products are manufactured and distributed under licenses granted by Virbac S.A. The Company has exclusive North American manufacturing and distribution rights to any new or existing products developed by Virbac S.A. that are intended for companion animals and livestock, for which it pays royalties to Virbac S.A. The Company also has distribution agreements with Virbac S.A. through which the Company distributes and sells its products in markets outside the United States and Canada. See "Related Party Transactions," below. Subsequent to the 1999 Merger, the Company's Board of Directors has consisted of six persons, three of whom have also been members of the board of management of Virbac S.A., although there are no agreements, written or oral, between the Company and Virbac S.A. relating to the designation and election of directors of the Company.

II.      BACKGROUND OF THE OFFER

         AUDIT COMMITTEE INVESTIGATION AND RESTATEMENT OF FINANCIAL STATEMENTS

         During the course of its regular review of the operating results for the third quarter of 2003, the Company's independent registered public accounting firm raised questions concerning the Company's revenue recognition practices with the Company's management and the Audit Committee of the Company's Board of Directors (the "Audit Committee"). As a result, the Audit Committee initiated an internal investigation into Virbac Corp.'s accounting and financial reporting practices. The Audit Committee retained independent counsel to conduct the investigation.

         On November 12, 2003, the Company publicly disclosed the initiation of the internal investigation and that it would be unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. At that time, the Company also announced that it had voluntarily contacted the SEC to advise it of the internal investigation.

         On November 24, 2003, Virbac Corp. issued a press release stating that, based upon the results of the internal investigation as of that time, the Company expected to restate its previously issued financial statements for the years ended December 31, 2001 and 2002, as well as its previously issued financial statements for the quarters ended March 31, 2003 and June 30, 2003 (the "Restatement") and that its previously issued financial statements for these periods should no longer be relied upon.

         The continuation of the Audit Committee internal investigation resulted in various adjustments to the Company's financial statements for the years 1998 through 2003. During 2004, the Company filed its restated audited financial statements for each of the years 2001 and 2002, its restated unaudited interim financial data for all quarters in 2001 and 2002, its restated unaudited interim financial data for the quarters ended March 31, 2003 and June 30, 2003, and its audited financial results for 2003. The financial statements and unaudited financial data were presented in the Company's Annual Report on Form 10-K for the year ended December 31, 2003, which the Company filed with the SEC on April 29, 2005. In addition, its Annual Report on Form 10-K for the year ended December 31, 2003 included certain restated unaudited financial data for the years 1998 through 2000. The Restatement was the result of accounting irregularities and errors, including: (i) improper revenue recognition; (ii) the understatement of sales related reserves; (iii) the understatement of inventory obsolescence reserves; (iv) the understatement of a deferred tax valuation; (v) the impairment of goodwill; (vi) the improper capitalization of research and development expenses; and (vii) other miscellaneous accounting corrections. For additional information regarding these accounting irregularities and errors, reference is made to the discussion in Part I of the Company's Annual Report on Form 10-K for the year ended December 31, 2003, under the caption "Explanatory Note."

         The Company did not amend its Annual Reports on Form 10-K for the years ended December 31, 2002 or 2001 or its Quarterly Reports on Form 10-Q for the quarterly periods affected by the Restatement (which, as stated above, the Company had stated should no longer be relied upon). Rather, the Company stated that the information that had been previously filed or otherwise reported for these periods is superseded by the information in its Annual Report on Form 10-K for the year ended December 31, 2003 filed with the SEC on April 29, 2005.

         The Company filed its Quarterly Report on Form 10-Q for the period ended September 30, 2003 on May 6, 2005 and its Annual Report on Form 10-K for the year ended December 31, 2004 on August 30, 2005. Its quarterly reports for the periods ended March 31 and September 30, 2004 were filed on September 12, 2005, its quarterly report for the period ended June 30, 2004 was filed on September 13, 2005 and those for the periods ended March 31 and June 30, 2005 were filed on October 25, 2005. The Company announced on October 26, 2005 that, with the filing of its Quarterly Report on Form 10-Q for the six months ended June 30, 2005, it had become current in its periodic reporting obligations under the Exchange Act.

         The Company has been named as a defendant in various lawsuits related to the effect the Company's past accounting practices had on its financial statements. Additionally, the Company has been the subject of an SEC investigation to determine whether any violations of federal securities law may have occurred.

         SECURITIES CLASS ACTION LITIGATION SETTLEMENT

         On December 15, 2003, Martine Williams, a Virbac Corp. stockholder, filed a putative securities class action lawsuit (the "Securities Class Action") in the United States District Court for the Northern District of Texas, Fort Worth Division, (the "Court") against Virbac Corp., Virbac S.A, Thomas L. Bell (the Company's former President, Chief Executive Officer, and member of the Company's Board of Directors), Joseph A. Rougraff (the Company's former Vice President, Chief Financial Officer, and Secretary), and Pascal Boissy (the former Chairman of the Board of Directors) (Bell, Rougraff, and Boissy collectively, the "Individual Defendants"). The complaint asserted claims against Virbac Corp. and the Individual Defendants based on securities fraud under Section 10(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 10b-5 of the Exchange Act ("Rule 10b-5"), and claims against Virbac S.A. and the Individual Defendants based on "control person" liability under Section 20(a) of the Exchange Act. On May 19, 2004, the Williams
v. Virbac et al. lawsuit was consolidated with a separate lawsuit filed by John Otley, which contained virtually identical allegations to those claimed by Martine Williams, and the Court appointed lead counsel for the plaintiffs. On September 10, 2004, the plaintiffs filed a consolidated amended class action complaint (the "Amended Complaint"). The plaintiffs generally alleged in the Amended Complaint that the defendants caused Virbac Corp. to recognize and record revenue that it had not earned; that Virbac Corp. thereupon issued financial statements, press releases and other public statements that were false and materially misleading; that these false and misleading statements operated as a "fraud on the market," inflating the price of Virbac Corp.'s publicly traded stock; and that when accurate information about Virbac Corp.'s actual revenue and earnings emerged, the price of the Common Stock sharply declined, allegedly damaging the plaintiffs. The plaintiffs sought recovery of monetary compensation for all damages sustained as a result of the defendants' alleged wrongdoing, in an amount to be determined at trial (including pre-judgment and post-judgment interest thereon), costs and expenses incurred in connection with the lawsuit (including attorneys' fees and expert witnesses' fees), and such other and further relief as the Court may deem just and proper.

         On September 15, 2005, the parties entered into a settlement agreement under which Virbac Corp. caused to be paid $3,125,000 into a settlement fund (the "Settlement Fund") to be distributed to eligible persons who purchased or otherwise acquired Virbac Corp. shares from May 3, 2001 to November 12, 2003, inclusive (the "Class"). On October 4, 2005, the Court issued an Order certifying the Class for settlement purposes and granting preliminary approval of the settlement as set forth in the Settlement Agreement and the proposed plan of allocation. On December 1, 2005, the Court entered an Order and Final Judgment, which, among other things, found that notice had been provided to the Class, granted final approval of the settlement as set forth in the Settlement Agreement and the proposed plan of allocation, awarded attorneys' fees of 30% of the Settlement Fund and $63,719.10 in expenses to be paid from the Settlement Fund, and dismissed the Securities Class Action with prejudice as to Virbac Corp. and the other named defendants. The Court retained jurisdiction over the Securities Class Action for purposes of administering the settlement.

         Separately, the Company entered into an agreement with its insurance carriers (the "Insurers"), which provided that the Insurers fund in full the settlement amount of $3,125,000 set forth in the Settlement Agreement.

         SHAREHOLDER DERIVATIVE LAWSUIT

         On February 19, 2004, Richard Hreniuk and Peter Lindell, both Virbac stockholders, filed separate, similar lawsuits in the Court, derivatively on behalf of the Company against Thomas L. Bell, Pascal Boissy, Eric Maree, Pierre
A. Pages, Alec L. Poitevint, II, and Jean Noel Willk, all current or former members of Virbac's Board of Directors, and Joseph A. Rougraff, a former officer of the Company (collectively, the "Derivative Individual Defendants") and Virbac Corp., as a nominal defendant. These two lawsuits have been consolidated (the "Shareholder Derivative Action"), and on December 3, 2004, the Court appointed lead counsel for the plaintiffs. On March 1, 2005, the plaintiffs filed a consolidated amended shareholder derivative complaint (the "Amended Derivative Complaint"), asserting claims against: defendants Bell and Rougraff for improper financial reporting under the Sarbanes-Oxley Act of 2002 ("SOX"); all Derivative Individual Defendants for gross mismanagement, breach of fiduciary duty, waste of corporate assets, and unjust enrichment; and defendant Boissy for breach of fiduciary duties due to alleged insider selling and misappropriation of information. Virbac Corp. is named as a nominal defendant in the Amended Derivative Complaint.

         The nominal defendant Virbac Corp. and the Derivative Individual Defendants filed motions to dismiss the Amended Derivative Complaint on August 15, 2005. The plaintiffs' opposition brief was filed on September 29, 2005, and defendants' reply briefs were filed on October 24, 2005.

         On December 20, 2005, the plaintiffs filed a Motion for Leave to File a Second Amended Complaint (the "Second Amended Derivative Complaint"). The plaintiffs' proposed Second Amended Derivative Complaint includes the derivative claims described above and seeks to add a cause of action on behalf of the plaintiffs and a putative class of Virbac Corp. stockholders against Virbac Corp.'s current board of directors (including Richard W. Pickert and Michel Garaudet, who were not named defendants in the Amended Derivative Complaint) and Virbac S.A. for breach of fiduciary duties relating to Virbac S.A.'s proposal to acquire Virbac Corp.'s remaining outstanding shares at its original proposed price of $4.15 per share. The proposed Second Amended Derivative Complaint seeks various forms of relief, including preliminarily and permanently enjoining the proposed sale of Virbac Corp. shares to Virbac S.A. unless and until the Company adopts and implements a procedure to obtain the highest possible price for Virbac Corp. stockholders, including the formation of an independent special committee to evaluate the proposal, money damages, including rescissory damages to the extent that the sale has taken place, and the awarding of the plaintiffs' attorneys' fees and costs.

         On January 12, 2006, the Court granted the plaintiffs' Motion for Leave to File a Second Amended Complaint. On March 20, 2006, in light of the plaintiffs' filing of the Second Amended Derivative Complaint, the Court denied the defendants previously filed motions to dismiss as moot. However, these motions to dismiss can be refiled as to the Second Amended Derivative Complaint. On March 20, 2006, the Court also entered a scheduling order (the "Scheduling Order") under which the Court set forth various deadlines, including a deadline for the completion of discovery by September 29, 2006. In the Scheduling Order, the Court noted that if the parties believe that the case should not proceed at this time in light of the possibility of a tender offer, it would entertain a motion for stay and administrative closure of the action, or similar motion and on April 10, 2006, pursuant to a joint motion of the parties, the Court issued an order administratively closing the case, subject to reopening upon motion of any party.

         The Company has stated that, while the Company intends to vigorously defend itself, the Company cannot predict the final outcome of the Shareholder Derivative Action at this time, and that an unfavorable outcome could have a material adverse effect on the Company's financial condition and liquidity in the event that final settlement amounts and/or judgment exceeds the limits of the Company's insurance policies or the Insurers decline to fund such final settlement/judgment. To date, the Company's Insurers have provided coverage for the submitted expenses incurred in defending the Shareholder Derivative Action as a claim under the relevant policies.

         SEC INVESTIGATION

         On January 13, 2005, the Company announced it had received a written "Wells Notice" from the staff of the SEC. The Wells Notice indicated that the staff intended to recommend to the SEC that it authorize an enforcement action against the Company alleging that the Company violated certain provisions of the federal securities laws.

         In December 2005, the Company and the staff of the SEC's Fort Worth District Office reached a revised agreement in principle to settle this matter and on June 29, 2006 the Company announced that its settlement with the SEC had been finalized. The settlement ultimately reached differs from an earlier settlement agreement that the Company had previously disclosed in its SEC filings which included a civil money penalty and disgorgement of $500,000 and $1, respectively. The final settlement agreement includes the following principal terms:

         o without admitting or denying the SEC's allegations, the Company consented to an injunction against future violations of the antifraud provisions of the federal securities laws;

         o the Company undertook to implement annual training programs and internal certifications for certain personnel concerning accounting, compliance and regulatory matters; and

         o the Company will not be required to pay any civil money penalty, fine or disgorgement.

         At the time it announced the final settlement, the Company also stated that it would reverse in the second quarter of 2006 a reserve recorded for the $500,000 disgorgement included in the earlier settlement proposal.

         LAWSUIT AGAINST THE PROPOSED OFFER

         On January 18, 2006, Richard Abrons, Myron Cohn and Martin Cohn filed a lawsuit in the Delaware Court of Chancery in New Castle County (the "Delaware Court") in their individual capacities and as a purported class action on behalf of the Company's public stockholders against Eric Maree, Pierre A. Pages, Michel Garaudet, Alec
L. Poitevint, II, Jean Noel Willk, Richard W. Pickert, Virbac Corp., Virbac S.A. and Interlab S.A.S. The lawsuit asserts claims against defendants Virbac S.A., Interlab S.A.S., Maree, Pages and Garaudet for breach of fiduciary duty of loyalty and unfair dealing, and defendants Willk, Poitevint, II and Pickert for breach of fiduciary duties of care and good faith. The plaintiffs seek certification of the purported class, a preliminary and permanent injunction against the consummation of the tender offer proposal made by Virbac S.A. to the Company (see "Virbac S.A.'s Offer," below), an order declaring that proposal void and rescinding an offer, if consummated, disgorgement of any profits or property received by the defendants as a result of their alleged wrongful conduct, unspecified money damages plus interest thereon against all defendants (jointly and severally), attorneys' fees and expenses incurred in connection with the lawsuit, and such other and further relief that the Delaware Court may deem just and proper. On July 28, 2006, the defendants filed a motion to dismiss the complaint and a motion to stay discovery in the proceedings. These motions are pending. The defendants believe that this lawsuit is without merit and intend to vigorously defend this matter.

         NASDAQ DELISTING AND RELISTING

         As a result of its inability to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, the Company's Common Stock was delisted from the NASDAQ National Market, effective January 23, 2004. Thereafter, until May 8, 2006, the Common Stock was quoted in the Pink Sheets. Prior to Virbac S.A.'s proposal to acquire the publicly held shares of the Company, the Company had publicly announced its intention to file a new listing application with NASDAQ once the Company had completed the filing of all delinquent reports under the federal securities laws with the SEC. The Company became current in its filing obligations on October 25, 2006 with the filing of its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2005 and has filed all required reports and remained current in its filing obligations subsequent to that time. On May 8, 2006 the Company announced that the NASDAQ Listing Qualifications Department had approved Virbac Corporation's application to list its securities on The NASDAQ Capital Market. Virbac Corporation's Common Stock commenced trading on The NASDAQ Capital Market (formerly the NASDAQ Smallcap Market) upon the opening of the market on May 8, 2006, under the symbol "VBAC."

         MANAGEMENT CHANGES

         In connection with its internal investigation, Virbac Corp. requested and received the resignations of Thomas L. Bell, formerly the President, Chief Executive Officer and a member of the Board of Directors, and Joseph A. Rougraff, formerly Vice President, Chief Financial Officer and Secretary of the Company, both of which were effective as of January 27, 2004. Mr. Bell was initially replaced by David G. Eller, who served as President and Chief Executive Officer until October 1, 2004, when Dr. Erik R. Martinez was named as President and Chief Executive Officer. Effective June 14, 2004, Jean M. Nelson was named the Company's Executive Vice President and Chief Financial Officer.

         ANNUAL MEETING OF STOCKHOLDERS

         The Company did not hold its 2004 Annual Meeting of Stockholders due to the delay in the filing of its 2003 financial statements. Failure to hold the 2004 Annual Meeting of Stockholders, among other things, contributed to the continuing negative publicity related to the Company, and might have adversely affected its business and the market price of its Common Stock. The Company held its 2005 Annual Meeting of Stockholders on November 22, 2005. At that meeting, Eric Maree and Michel Garaudet were elected as Class II directors of the Company with terms expiring in 2007 and Alec L. Poitevint, II and Jean N. Willk were elected as Class 3 directors with terms expiring in 2008. Mr. Garaudet was elected a Class II director to replace Pascal Boissy, who declined to stand for reelection at the 2005 Annual Meeting. Pierre Pages and Richard W. Pickert, who was appointed to the Company's Board of Directors on January 19, 2005, continued in office as Class I directors with terms expiring in 2006. The Company has not held its 2006 Annual Meeting of Stockholders and has no plans to do so until after the Offer is either consummated or withdrawn in accordance with the terms and conditions of the Merger Agreement.

         VIRBAC S.A.'S OFFER

         As a result of the foregoing events, Virbac S.A. undertook a review of its investment position in the Company. Virbac S.A. met with BMO Capital Markets Corp. ("BMO", formerly Harris Nesbitt Corp.) on February 9, 2005, to discuss its current situation and formally engaged BMO on March 18, 2005, to be its financial advisor. On April 15, 2005, representatives of Virbac S.A. management held a meeting with its legal advisor, Baker & McKenzie LLP, and BMO in New York City regarding the possible transactions in which it might acquire the publicly held shares of the Company should it determine to do so.

         Virbac S.A. held additional meetings and conducted telephone conferences calls with its financial and legal advisors during which management of Virbac S.A. updated them regarding the Company, the progress of its accounting and reporting compliance activities and efforts to settle the stockholder class action and derivative proceedings and the SEC investigation described above.

         On July 22, 2005, a regularly scheduled meeting of Virbac S.A.'s supervisory board was held in Nice, France. At that meeting a representative of Baker & McKenzie presented an overview of possible alternative courses of action available to Virbac S.A. with respect to its investment in the Company, and summarized the legal implications of the various alternatives. Virbac S.A.'s board also received a presentation from BMO of the various valuation methodologies that would be employed to value the Company's common stock if Virbac S.A. were to decide to acquire the publicly held shares of the Company. After reviewing the presentations of its legal and financial advisors, Virbac S.A.'s board determined not to take any action at that time authorizing any such acquisition, but instructed Virbac S.A.'s management to continue to analyze and evaluate its alternatives for its investment in the Company.

         On October 26, 2005, the Company announced that it had become current in its periodic reporting obligations under the Exchange Act and intended to seek relisting of its Common Stock on the NASDAQ Capital Market. On November 9, 2005 the Company filed its Form 10-Q for the quarter ended September 30, 2005. Thereafter, on November 22, 2005, the Company held its first stockholders meeting since its announcements of the Audit Committee internal investigation and its intention to restate its financial statements. The stockholders meeting was followed by a meeting of the Company's board of directors at which the Company's directors received Virbac Corp.'s draft budget for 2006 as prepared by management.

         During this time, Virbac S.A. determined that if it ultimately decided to acquire the publicly held shares of the Company's Common Stock, it would eventually effect a merger between the Company and the Virbac S.A. subsidiary holding the Company's shares. Virbac S.A. caused Purchaser to be incorporated on November 21, 2005. Virbac S.A. was informed by its French tax advisors that a transfer of the Common Stock from Interlab to Purchaser prior to a merger would require a ruling from French tax authorities that Interlab would not recognize gain on the transfer. The ruling request was submitted on December 22, 2005 and a favorable response was issued on June 23, 2006.

         On November 23, 2005, Virbac S.A. requested that BMO provide Virbac S.A. with an updated valuation analysis regarding the Company reflecting the draft 2006 budget distributed at the November 22 Virbac Corp. board meeting and certain projections of the Company's future operating results developed by Virbac S.A. from the draft 2006 budget. Virbac S.A. reviewed this analysis with BMO and on December 9, 2005, Virbac S.A.'s supervisory board authorized its management to propose a tender offer for the Shares at a cash price of $4.15 per share, to be followed by a merger of Purchaser into the Company.

         On December 12, 2005, Virbac S.A. sent a letter to the Board of Directors of the Company proposing to acquire all of the outstanding shares of Common Stock not owned directly or indirectly by Virbac S.A at a purchase price of $4.15 per share. This was the first notice that the Company's independent directors, Messrs. Richard W. Pickert, Alec L. Poitevint II and Jean N. Willk (the "Independent Directors") and the members of the Company's Audit Committee, received regarding Virbac S.A's interest in acquiring all of the outstanding shares of the Company's Common Stock. Virbac S.A. stated in this letter that Virbac S.A. would propose to effect the acquisition through the Offer, that the Offer would be subject to a nonwaivable condition that a sufficient number of Shares are tendered such that, upon completion of the Offer, the Virbac S.A. Group directly or indirectly owns at least 90% of the outstanding shares of Common Stock of the Company and that, assuming that the Virbac S.A. Group attained that level of ownership, Virbac would be committed to merge Purchaser into the Company promptly thereafter, with the Company the surviving corporation.

         On December 13, 2005, the Company issued a press release announcing receipt of Virbac S.A.'s proposal.

         Following receipt of the December 12, 2005 letter from Virbac S.A. and the issuance of the Company's press release the following day, the Independent Directors conferred by telephone to review the possible alternatives open to the Company, including the appropriateness of the formation of a Special Committee consisting solely of the Independent Directors to review the alternatives. The Independent Directors determined to interview outside counsel that had not previously represented the Company, Virbac S.A. or any of the Company's directors and officers, and that had experience in representing special committees of directors of public companies in conjunction with going private transactions. In late December 2005 the Independent Directors met in New York and interviewed three law firms meeting these requirements. The Independent Directors further determined to engage an investment banking firm for financial and strategic advice, and contacted three firms that had no prior material relationships with either the Company or Virbac S.A. In early January the Independent Directors determined to engage Latham & Watkins LLP as their legal counsel. After reviewing the initial materials submitted by three investment banking firms that they had contacted, on January 20, 2006, the Independent Directors met at Latham & Watkins' Washington D.C. office to interview two of the investment banking firms and to discuss with counsel their strategy in forming a Special Committee with full authority to review and negotiate the Virbac S.A. proposal. Latham & Watkins advised the Independent Directors as to their duties and responsibilities in the context of a going-private transaction by a majority stockholder. On January 27, 2006 the Independent Directors determined to engage as their financial advisor Houlihan Lokey Howard & Zukin Capital, Inc.("HLHZ" or the "Financial Advisor"), an affiliate of Houlihan Lokey.

         On January 30, 2006, following a telephonic meeting of the Independent Directors, Latham & Watkins advised Baker & McKenzie, counsel to Virbac S.A., that the Independent Directors would be willing to serve on a Special Committee for the purposes of considering the Virbac S.A. proposal and that they intended to engage HLHZ for financial advice, but that the Independent Directors believed that they could not fully evaluate the proposal until they and their advisors conducted due diligence on the Company's 2006 proposed budget and forecast, and had the opportunity to interview management. Latham & Watkins further advised Baker & McKenzie that the Independent Directors did not want to proceed with their due diligence until the Company had completed its financial statements for the year ended December 31, 2005 and those statements had been audited by PricewaterhouseCoopers LLP and filed with the Company's 2005 Form 10-K. Latham & Watkins further advised that the Independent Directors would like to see the Company's Common Stock re-listed for trading on the NASDAQ Capital Market before they engaged in any direct negotiations with Virbac S.A. regarding its proposal to take the Company private.

         During February 2006 Latham & Watkins and Baker & McKenzie prepared drafts of resolutions for the Company's Board of Directors relating to the formation and authority of the Special Committee. The Independent Directors reviewed these drafts and held two telephonic meetings to discuss strategy and the issues to be raised during their due diligence. Representatives of HLHZ and Latham & Watkins attended these meetings.

         At its meeting of February 28, 2006, the Virbac Corp. Board of Directors reviewed the Company's director and officer liability insurance coverage. Following such review, at the request of the Independent Directors, Virbac S.A. confirmed to the Independent Directors, by letter dated March 2, 2006, that if Virbac S.A. (i) completes a tender offer pursuant to which Virbac S.A. acquires direct or indirect beneficial ownership of at least 90% of the Company's Shares, followed by (ii) a merger of a direct or indirect subsidiary of Virbac S.A. into the Company, pursuant to which the Company becomes an indirect, wholly owned subsidiary of Virbac S.A., Virbac S.A. will assure that the Company acquires "tail coverage" under its directors and officers liability insurance policies on the terms reviewed and approved by the Company's Board of Directors at the February 28, 2006 meeting. On March 9, 2006, the Board of Directors approved by unanimous written consent resolutions providing for the formation of a Special Committee consisting of the Independent Directors, the approval of Indemnification Agreements by the Company for each of the Independent Directors, and a retainer of $35,000 for each member of the Special Committee to compensate the members for the additional work required in evaluating and negotiating the Virbac S.A. proposal. The resolutions provided an additional retainer for each Special Committee member of $15,000 on July 1, 2006 if Virbac S.A. had not formally commenced an offer or had not unequivocally abandoned its proposal.

         HLHZ and the Special Committee, on behalf of the Company, entered into an engagement letter on March 14, 2006, pursuant to which the Company retained HLHZ to act as Financial Advisor in the tender offer transaction proposed by Virbac S.A., and HLHZ agreed to provide, or to cause Houlihan Lokey to provide, an opinion to the Special Committee as to whether the aggregate consideration to be received by the Unaffiliated Stockholders in the proposed tender offer transaction was fair to them from a financial point of view.

         On March 14, 2006, the Company announced that its Board of Directors had established the Special Committee consisting of the Independent Directors to review, evaluate and negotiate Virbac S.A.'s proposal and to make a recommendation to Virbac Corp.'s Board of Directors and/or its public stockholders as to whether to accept Virbac S.A.'s proposal or any other proposal made by Virbac S.A. and/or its affiliates to acquire Virbac Corp.'s shares held by public stockholders. The Company also announced that the Special Committee had retained HLHZ as its Financial Advisor to assist the Special Committee in this process.

         On March 23, 2006, the Special Committee submitted a due diligence information request list to the Company through its advisors. On March 31, 2006, the Company announced its financial results for the year ended December 31, 2005 and filed its 2005 Annual Report on Form 10-K.

         On April 5, 2006, representatives of HLHZ and Latham & Watkins, along with Richard W. Pickert, a member of the Special Committee and Chair of the Company's Audit Committee, met in Ft. Worth, Texas at the Company's headquarters to review with members of management, including Erik Martinez, the Company's President and Chief Executive Officer, and Jean M. Nelson, Executive Vice President and Chief Financial Officer, management's 2006 budget and forecast, including forecasts and initial plans for the Company's operations and results from operations, product development, product research, strategy and marketing through 2009. On April 11, 2006 the Special Committee held a telephonic meeting with its advisors to review the results of the April 5 meeting and the due diligence to date. The Special Committee designated Mr. Pickert to serve as its Chair going forward.

         On April 21, 2006 the Special Committee met at Latham & Watkins' Washington D.C. office to review further the results of its and its advisors' due diligence, and to receive a preliminary report from HLHZ as to the work that the Financial Advisor had done to date. The Special Committee reviewed the status of HLHZ's work with HLHZ and directed Latham & Watkins to prepare a memorandum on its behalf to be addressed to management that questioned certain assumptions and made observations as to management's 2006 budget and forecast, and forecasts for the Company's operations and results from operations, product research, product development, strategy and marketing through 2009. Latham & Watkins thereafter prepared a draft of the memorandum, and, following input from the Special Committee and HLHZ, submitted the memorandum (the "April 28 Memorandum") to management on April 28, 2006.

         On April 26, 2006, representatives of Baker & McKenzie and BMO met with the Company's executives and senior management at the Company's headquarters in Fort Worth, Texas. At this meeting, the Company made the same management presentation to BMO and Baker & McKenzie that had been made to the Chairman of the Special Committee and its advisors on April 5, 2006, and also provided Baker & McKenzie and BMO with copies of the presentation and the due diligence documents that had been requested by and provided to the Special Committee.

         On April 28, 2006, the Company filed an amendment to its Form 10-K, filed with the SEC on March 31, 2006. The amendment was filed to provide information required by Items 10, 11, 12, 13 and 14 of Part III of Form 10-K because the Company's Proxy Statement would not be filed within 120 days of the end of the Company's fiscal year ended December 31, 2005.

         Following the Company's April 26 presentation to Virbac S.A.'s advisors and at their request, on May 2, 2006, representatives of BMO and Baker & McKenzie met with representatives of HLHZ and Latham & Watkins at the offices of HLHZ in New York City to discuss management's 2006 budget and financial forecast.

         During this meeting, Latham & Watkins informed BMO and Baker & McKenzie that the Special Committee was not prepared to offer its views with respect to Virbac S.A.'s proposed offer price of $4.15 per share. They stated that the Special Committee had prepared the April 28 Memorandum requesting that the Company prepare a revised budget for 2006 reflecting the Company's actual results for the first quarter of 2006 and an updated three-year forecast to be developed from the revised 2006 budget. The April 28 Memorandum also included specific questions and comments that the Special Committee requested the Company to consider in preparing the revised 2006 budget and updated forecast. The Special Committee provided BMO and Baker & McKenzie with copies of its April 28 Memorandum to the Company.

         On May 3, 2006, Virbac S.A. held a conference call with its advisors to review the discussions at the May 2 meeting between the Company's and Virbac S.A.'s advisors.

         On May 5, 2006, the Special Committee held a telephone meeting with its advisors to review the status of its due diligence on the Company and management's forecasts, and to hear a report from its advisors as to the meeting on May 2, 2006 with Virbac S.A.'s advisors. On May 8, 2006, the Company's Common Stock resumed trading on the NASDAQ Capital Market. On May 10, 2006, the Company's Board held a regularly scheduled meeting, after which Virbac S.A. updated its advisors as to the Company's financial results for the quarter ended March 31, 2006, which were announced by the Company on May 15, 2006, and the Company filed its first quarter Form 10-Q on May 15, 2006.

         On May 16, 2006, Baker & McKenzie contacted Latham & Watkins to inquire as to the status of the Company's response to the Special Committee's April 28 Memorandum. Latham & Watkins informed Baker & McKenzie that the Committee had been advised that the Company would not be able to provide a response until after the filing of its Form 10-Q report for the first quarter of 2006.

         On May 29, 2006, the Company delivered to both the Special Committee and its advisors and to Baker & McKenzie and BMO its responses to the specific issues raised by the Special Committee's April 28 Memorandum. On May 30, 2006, the Company provided the complete revised 2006 budget and three-year forecast to 2009 and additional financial projections to 2016 to the Special Committee and its advisors and to Virbac S.A.'s advisors.

         On May 31, 2006 the Special Committee held a telephonic meeting with its advisors to review management's response to its April 28 Memorandum and management's revised budget and forecast for 2006, and its revised forecast of operations and results from operations, product development, product research, strategy and marketing through 2009 and additional projections for 2010-2016 (the "Revised Forecast"). During the evening of June 12, 2006, the Special Committee met informally with representatives of Latham & Watkins to discuss management's response and revised budget and forecast, as well as the Company's stock price and volume of trading since the Company announced its 2005 year end results at the end of March 2006, the relisting of the Company's Common Stock on the NASDAQ Capital Market on May 8, 2006, and the Company's announcement of its first quarter 2006 results in mid-May. On June 13, 2006, HLHZ discussed with the Special Committee, at a meeting in New York at which representatives of Latham & Watkins attended, the status of HLHZ's work.

         On June 12, 2006, Eric Maree, Chairman of the Management Board of Virbac S.A., met with Baker & McKenzie and BMO in New York City to review the revised 2006 budget and revised three-year forecast. The following day, June 13, 2006, a meeting was held at BMO's office attended by Mr. Maree, Messrs. Pickert, Willk and Poitevint, constituting the entire Special Committee, and representatives of HLHZ, Latham & Watkins, BMO and Baker & McKenzie. Additionally, Jean Nelson, Executive Vice President and Chief Financial Officer, Erik Martinez, President and Chief Executive Officer and Mike O'Bryan, Executive Vice-President of Business Operations from the Company attended this meeting. At the meeting, Mr. Maree outlined Virbac S.A.'s concerns regarding the revised forecast prepared by the Company.

         After a discussion of the revised forecast, BMO asked the Special Committee to provide a formal response to Virbac S.A.'s original proposal to acquire the publicly held Common Stock of the Company at a price of $4.15 per share. After consultation with the Special Committee, HLHZ informed Virbac S.A. and its advisors that the Special Committee would not support a transaction at $4.15 per share.

         In response, BMO stated that based on the Company's improved performance since the announcement of Virbac S.A.'s original proposal at $4.15 per share, as evidenced by its results for the first quarter of 2006, Virbac S.A. would consider increasing the proposed price for the Company's publicly held shares to $4.45, although it was not prepared to formally announce any increase without support from the Special Committee. After consultation with the Special Committee, HLHZ said that the Special Committee would not support a transaction at $4.45 per share. The meeting then ended, and representatives of BMO and HLHZ had further discussions on June 14, 2006. During these discussions BMO advised HLHZ that Virbac S.A. was withdrawing its proposal to increase the offer price to $4.45 per share but that it may consider further proposals.

         During the evening of June 14, 2006, the Special Committee held a telephonic meeting with its advisors and determined not to cease contacts or negotiations with Virbac S.A. or formally to reject any proposal by Virbac S.A. to take the Company private, but to wait and see if Virbac S.A. would make any further proposals. The Special Committee further determined to wait on the outcome of recently scheduled negotiations with Hartz Mountain to settle patent-related litigation between Hartz Mountain and the Company, which litigation, in the Special Committee's view, was of concern to Mr. Maree as to the future potential sales of the Company's IVERHART(R) products.

         On June 16, 2006, Baker & McKenzie contacted Latham & Watkins to inquire whether the Special Committee intended to issue a press release announcing their rejection of Virbac S.A.'s original $4.15 per share proposal. Latham & Watkins stated that the Special Committee had conducted a conference call with its advisors the prior evening and had determined to defer making any announcement to allow Virbac S.A. additional time to reconsider its position.

         On June 22, 2006 the Special Committee held a telephonic meeting with its advisors to consider the status of negotiations with Virbac S.A. and its advisors. The Special Committee also considered the interim performance of the Company during the first two months of the second quarter of 2006 and the status of the negotiations with Hartz Mountain and the likelihood of a favorable settlement of the litigation that appeared to be of concern to Mr. Maree on behalf of Virbac S.A. The Special Committee determined to wait for further proposals from Virbac S.A. as opposed to a public rejection of its proposal to take the Company private. On June 29, 2006 the Company entered into a settlement agreement with all of the parties to the Hartz Mountain litigation. On June 30, 2006 the Company settled the SEC investigation without having to pay any fines or penalties. During the later part of June and through early July the Special Committee and its advisors remained in contact with management as to developments at the Company, including the Company's results of operations through June 30, 2006, an inquiry by the U.S. Environmental Protection Agency as to an active ingredient in the Company's tick prevention collar for dogs, and possible product acquisitions for the Company.

         On July 10, 2006, Virbac S.A. held a conference call with BMO and Baker & McKenzie and after discussion, Virbac S.A. decided to increase the price proposed to be paid in the Offer by approximately 17% from $4.15 per share to $4.85 per share.

         On the afternoon of July 10, 2006, after the close of NASDAQ trading, Virbac S.A. sent a letter to the Special Committee offering to increase the price to be paid for the shares not owned by Virbac S.A. and its subsidiaries from $4.15 per share to $4.85 per share and on the morning of July 11, 2006, Virbac S.A. issued a press release in Paris announcing its revised proposal. Both the letter and the press release also confirmed the Special Committee's prior advice to Virbac S.A. on June 13, 2006 that the Special Committee would not support Virbac S.A.'s original proposal of $4.15 per share. The letter and the press release both also stated that the revised proposal continued to contemplate a tender offer subject to the Minimum Condition, that if consummated, the tender offer would be followed promptly by a merger of an indirect wholly owned U.S. subsidiary of Virbac S.A. into the Company, with remaining stockholders receiving the same amount per share in the merger as was offered in the tender offer, and that the revised proposal would not be subject to a financing condition. On the morning of July 11, 2006, prior to the opening of NASDAQ trading, Virbac S.A. filed a Schedule TO with the SEC disclosing the revised proposal made to the Special Committee including, as exhibits, copies of Virbac S.A.'s July 10 letter to the Special Committee and an English translation of the press release issued by Virbac S.A. earlier that day. Later the same day, the Company issued a press release announcing receipt of Virbac S.A.'s revised proposal.

         On July 11, 2006 the Special Committee held a telephonic meeting with its advisors to review Virbac S.A.'s latest public proposal to take the Company private at $4.85 per share. The Special Committee determined that it believed it could negotiate a higher price with Virbac S.A. so long as it did not publicly reject this proposal. The Special Committee directed Mr. Pickert to contact Mr. Maree to determine whether a higher price could be achieved on behalf of the Company's stockholders who were not affiliated with Virbac S.A.

         Mr. Maree and Mr. Pickert spoke twice by telephone on July 12, 2006, to discuss Virbac S.A.'s latest proposal. During the morning of July 13, 2006, the Special Committee met telephonically with its advisors to review Virbac S.A's latest proposal and the discussions between Messrs. Pickert and Maree. Mr. Maree and Mr. Pickert spoke again on July 13, 2006 following the Special Committee's telephonic meeting. In their discussion, Mr. Maree, on behalf of Virbac S.A., proposed to increase the price per share to $5.15, subject to approval of the Virbac S.A. supervisory board. Mr. Pickert agreed to present this proposal to the Special Committee. Subsequent to that conversation, the Special Committee met again by telephone conference call with its advisors on July 13, 2006 and determined to request that Virbac S.A. increase its offer to at least $5.25 per share. The Special Committee determined that Mr. Pickert would convey that request after sufficient time had passed to see if Mr. Maree might increase Virbac S.A.'s offer on its own.

         On July 18, 2006, Mr. Pickert advised Mr. Maree that if Virbac S.A. raised its price to $5.25 per share the Special Committee would support an offer at that price. Mr. Maree agreed to increase the price to $5.25 per share, subject to approval by the Virbac S.A. supervisory board and the Special Committee's confirmation that it would recommend Virbac S.A.'s offer.

         On July 20, 2006, Mr. Maree discussed the Offer with Mme. Marie-Helene Dick, the Chair of Virbac S.A.'s supervisory board, and on July 21, 2006, a regularly scheduled meeting of Virbac S.A.'s supervisory board was convened in Nice, France to discuss and, if deemed advisable, authorize, an increase in the price to be offered to the Unaffiliated Stockholders to $5.25 per share. At that meeting, Mr. Maree reviewed the history of the Offer and the negotiations between Virbac S.A. and the Special Committee and their respective advisors. Following discussions and questions by the board members to Mr. Maree, the supervisory board authorized Virbac S.A.'s management to increase the Offer Price to $5.25 per share in cash.

         On July 21, 2006, Latham & Watkins contacted Baker & McKenzie and informed them that while the Special Committee would support a price of $5.25 in the Offer, the Special Committee wished to know whether Virbac S.A. would consider restructuring the Offer to make the Offer conditional upon receipt of only a majority of the outstanding publicly held Shares, rather than a sufficient number to reach 90%. Baker & McKenzie stated that Virbac S.A. preferred to acquire the publicly held shares through the Offer followed by a short-form merger, rather than conduct a tender offer that would require a subsequent "long-form" merger if less than 90% ownership were achieved.

         On July 25, 2006 the Audit Committee of the Company's Board of Directors met at its regularly scheduled meeting in Nice, France, to review the Company's financial results for the quarter ended June 30, 2006. This meeting was attended by all Board members, including those who were not Audit Committee members. A meeting of the full Board of Directors of Virbac Corp. followed immediately on the same day. While the Special Committee and the full Board understood that an offer at $5.25 per share would be acceptable to the Special Committee pending an opinion from the Special Committee's financial advisor that the price was fair from a financial point of view to the Company's stockholders who were not affiliated with Virbac S.A., the members of the Board of Directors further understood that the Special Committee had not yet accepted the minimum condition that 90% of the outstanding shares of the Company's Common Stock be tendered in the Offer. The Special Committee advised the Board that it had requested its legal counsel to consider carefully this condition, and other conditions that Virbac S.A. may wish to impose on an Offer, before it would be prepared to recommend that the full Board accept an offer at $5.25 per share.

         On July 28, 2006, Latham & Watkins contacted Baker & McKenzie and informed them that the Special Committee would support a tender offer at $5.25 per Share subject to the Minimum Condition, provided that the terms of a Tender Offer and Merger Agreement (the "Merger Agreement") yet to be negotiated would be acceptable to the Special Committee.

         During the week of July 31, 2006, Baker & McKenzie and Latham & Watkins negotiated a Tender Offer and Merger Agreement among the Company, the Purchaser, Interlab S.A.S. and Virbac S.A. under which Purchaser, Interlab S.A.S. and Virbac S.A. undertook to conduct the Offer and to effect a short-form merger upon receipt of tenders of Shares satisfying the Minimum Condition.

         On August 7, 2006, the Special Committee held a telephonic meeting at which Houlihan Lokey delivered its oral opinion that the consideration to be received by the Unaffiliated Stockholders in the Tender Offer, the Merger and other related transactions described in the Merger Agreement (collectively, the "Transaction") was fair to them from a financial point of view. The Special Committee received advice from Latham & Watkins as to its duties and responsibilities under Delaware General Corporation Law in its consideration of the proposal from Virbac S.A. to take the Company private. The Special Committee reviewed the terms and conditions of the proposed Merger Agreement with its advisors. The Special Committee then deliberated as to the proposal and the Merger Agreement, and determined unanimously to recommend that the Unaffiliated Stockholders accept Virbac S.A.'s offer at $5.25 per Share, as and when made, and tender their shares pursuant to the Offer. Following the Special Committee meeting, the Special Committee's financial and legal advisors telephoned Virbac S.A.'s financial and legal advisors to confirm the results of the Special Committee meeting.

         Following the closing of the Paris Stock Exchange on August 8, 2006, Virbac S.A. announced the increase in the Offer Price to $5.25 per Share and the Special Committee's resolution to recommend the Offer at that price. On the same day, the Company issued an announcement of such events. The Board of Directors of the Company held a telephonic meeting on August 10, 2006 attended by the advisors to the Special Committee, Jean Nelson on behalf of the Company, and advisors to Virbac S.A., to consider the Merger Agreement which the Board approved unanimously following deliberations and the delivery to the full Board of Directors by Houlihan Lokey of its oral opinion that the consideration to be received by the

Unaffiliated Stockholders in the Transaction was fair to them from a financial point of view. The Merger Agreement was executed on August 10, 2006.

         On August 11, 2006 the Company announced its financial results for the quarter ended June 30, 2006. The Company filed its second quarter Form 10-Q for the quarter ended June 30, 2006 on August 14, 2006.

III. PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER; REASONS OF VIRBAC S.A. FOR THE OFFER AND THE MERGER; PLANS FOR THE COMPANY; THE MERGER AGREEMENT

         PURPOSE. The purpose of the Offer and the Merger is for Virbac S.A. to become the indirect 100% owner of Virbac Corp. Upon completion of the Merger that is to occur following consummation of the Offer, the Company will become an indirect wholly owned subsidiary of Virbac S.A. The acquisition transaction has been structured as a cash tender offer followed by a cash merger in order to effect a prompt and orderly transfer of ownership of the Company from the public stockholders to Virbac S.A. and to provide stockholders with cash for all of their Shares as promptly as practicable.

         REASONS FOR OFFER AND MERGER AND EFFECTS.

         After analysis conducted by Virbac S.A.'s management and evaluation by Virbac S.A's board of directors, Virbac S.A. determined that there were several potential advantages to Virbac S.A. and the Company if Virbac S.A. were to purchase the publicly-held shares of the Company.

         The acquisition of the minority shares in the Company will provide the Virbac S.A. Group with flexibility to pursue business and growth opportunities in North America, and will eliminate potential conflicts between Virbac S.A. and the Company in connection with any such opportunities that may arise. This increased flexibility will also allow Virbac S.A. to implement its global strategy in all of Virbac S.A.'s key functions.

         Virbac S.A. believes that the Company should also benefit from being a wholly owned subsidiary of Virbac S.A. in that maintaining the Company as a public entity is expensive both in terms of the actual direct costs, including retaining independent directors, maintaining directors and officers liability insurance, providing audited financial statements and other information to stockholders, complying with the Sarbanes-Oxley Act, SEC reporting requirements and NASDAQ listing rules and the time and attention required of management, whose energies might be better spent on other matters. Virbac S.A. believes that the benefits of eliminating the costs associated with public company status are particularly significant in that the Company has not pursued two of the primary benefits of public company status, i.e., it has not accessed the capital markets by issuing additional Common Stock and has not used its Common Stock as the consideration in effecting acquisitions. Either of such actions could ultimately reduce Virbac's voting interest in the Company below 50%, which would preclude Virbac S.A. from consolidating the Company's financial condition and results of operations in Virbac S.A.'s own financial statements. Such a result would not be acceptable to Virbac S.A., so that it is unlikely that the Company will engage in either course of action in the foreseeable future. Virbac S.A also believes that the Company may benefit from financing opportunities that may be available to it as an integrated part of the Virbac S.A. Group. For example, during the Company's restatement of its historical financial statements, the Company was able to comply with its bank covenants only through Virbac S.A.'s extension of credit to the Company, thereby enabling the Company to reduce its line of credit as demanded by its principal lender.

         PLANS FOR THE COMPANY. Purchaser intends, as soon as practicable following the consummation of the Offer, to consummate the Merger.

         Except for such changes as may be attendant to the likely resource savings noted above, Virbac S.A. currently intends to cause the business and operations of the Company to continue to be conducted by the Company substantially as they are currently being conducted, including continuation of the various agreements and arrangements between the Company and Virbac S.A. described below under "Related Party Transactions," and similar arrangements that may be entered into from time to time after the Merger. In addition, in connection with the Offer and the Merger, Virbac S.A. expects to review the Company and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to consider and determine what changes, if any, would be appropriate or desirable following the Merger in order to best organize and integrate the activities of the Company and the Virbac S.A. Group. Virbac S.A. expressly reserves the right to make any changes that it deems necessary, appropriate or convenient in light of its review or in light of future developments. Such changes could include, among other things, changes in the Company's business, corporate structure, certificate of incorporation, by-laws, capitalization, management and dividend policy. Virbac S.A. intends to cause Interlab S.A.S. to retain the shares of common stock acquired pursuant to the Merger.

         Virbac S.A. is currently, through Interlab, the beneficial owner of approximately 60.1% of the outstanding Common Stock. Following completion of the Offer and the Merger, the Company will become a subsidiary of Interlab and an indirect wholly owned subsidiary of Virbac S.A., and all Shares remaining outstanding after completion of the Offer (other than shares held by the Virbac S.A. Group) will be converted in the Merger into the right to receive a cash payment per share equal to the purchase price paid in the Offer. As a result of the Offer and Merger, the Common Stock will cease to be registered under the Exchange Act and the Company will no longer be obligated to file periodic reports under the Exchange Act.

         At that point, the Company will be a 100% privately held, non-reporting company. Accordingly, current stockholders who are not affiliated with Virbac S.A. will cease to be stockholders and therefore will not participate in any earnings or growth of the Company and will not have any right to vote on any corporate matter. Conversely, these stockholders will not face any risk of losses resulting from the Company's operations or from any decline in the value of the Company. Immediately following completion of the Offer and the Merger, the Virbac S.A. Group's interest in the Company's net book value and net earnings or loss will increase from approximately 60.1% to 100%. Following the Offer and the Merger, Virbac S.A. will be entitled to all of the benefits of owning 100% of the Company, including all income generated by the Company's operations, any future increase in the Company's value and the right to elect all members of the Board of Directors of the Company and direct its management and policies. Virbac S.A. will also bear the risk of losses resulting from the Company's operations and from any decline in the value of the Company following the Offer and the Merger. Therefore, the benefit of the Offer and the Merger to the Unaffiliated Stockholders is the right to receive $5.25 in cash per share of Common Stock. The detriments are that the Unaffiliated Stockholders will cease to participate in the Company's future earnings and growth, if any, and the receipt of the payment for their Common Stock will be a taxable transaction for United States federal income tax purposes. See Section 5, "Certain United States Federal Income Tax Consequences." Virbac S.A. does not believe that the accounting treatment of the Offer or the Merger is material to the Unaffiliated Stockholders.

         Having determined to pursue the acquisition of the shares of Common Stock it did not own, Virbac S.A. considered transaction structure alternatives and determined to make a cash tender offer followed by a "short-form" merger. In choosing this structure, Virbac S.A. considered, among other things, the following:

         o a tender offer followed by a "short-form" merger is a typical means of effecting a parent-subsidiary recombination;

         o the Unaffiliated Stockholders would most likely receive payment for their Common Stock sooner in a tender offer than if Virbac S.A. pursued a negotiated merger transaction requiring a proxy solicitation to obtain stockholder consent; and

         o although Virbac S.A. intended to offer (and did offer) the Company's board of directors, acting through the Special Committee, the opportunity to review Virbac S.A.'s proposal and to make an informed recommendation with respect to the Offer, Virbac S.A. also recognized that no separate approval of the Company's board of directors or stockholders is required to commence or complete the Offer, as the Offer is made directly to the Company's stockholders.

         Except as otherwise described in this Offer to Purchase, Virbac has no current plans or proposals or negotiations which relate to or would result in
(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (ii) any purchase, sale or transfer of a material amount of assets of the Company; (iii) any material change in the Company's present dividend policy (the Company has never paid any dividends, but as a wholly owned subsidiary of Virbac S.A. would have greater flexibility to pay, or not pay dividends, at a rate determined by Virbac S.A., after the Merger); or (iv) any other material change in the Company's business.

         THE MERGER AGREEMENT. The following is a summary of the material provisions of the Merger Agreement, which has been filed with the SEC as Exhibit
(d)(1) to the Schedule TO and is incorporated by reference herein. The following summary is qualified in its entirety by reference to such exhibit, which may be inspected, and copies may be obtained, at the locations and in the manner set forth under "The Tender Offer - Certain Information Concerning the Company - Available Information."

         THE MERGER. The Merger Agreement provides that the Purchaser will make the Offer (and that Virbac S.A. will cause Purchaser to do so) and that, following satisfaction of the Minimum Condition and the other conditions to the Offer and consummation of the Offer, and in accordance with applicable provisions of Delaware law and subject to satisfaction or waiver of the other conditions to the Merger, the Purchaser will be merged with and into the Company, and the Company will continue as the surviving corporation. In the Merger, each issued and outstanding Share (other than Shares held by the Purchaser and Shares as to which appraisal rights have been perfected under Delaware law) will be converted into the right to receive cash equal to $5.25 per Share, and each Share of Purchaser's common stock will become one share of common stock of the surviving corporation. Shares held by Purchaser will be cancelled in the Merger.

         The Merger Agreement also provides that upon consummation of the Merger, each person who has conditionally exercised then outstanding options having exercise prices less than $5.25 per share (each an "Eligible Option") (as described in "The Tender Offer -Procedures for Accepting the Offer and Tendering Shares - Conditional Option Exercises") shall receive, in settlement of such Eligible Option and net of applicable withholding taxes, payment from the Company of an amount in cash equal to the product of (i) the difference between $5.25 and the exercise price per Share of such Eligible Option times (ii) the number of Shares for which such Eligible Option is then exercisable.

         COVENANTS AND CONDITIONS. The Company has agreed that prior to consummation of the Merger, it will conduct business in the ordinary course. The obligations of Virbac S.A. and Purchaser to consummate the Offer and complete the Merger are subject to the satisfaction or waiver (other than the Minimum Condition, which is not waivable) of the following conditions at or prior to the Effective Time: (i) the Company shall have performed all material obligations required to be performed by it under the Merger Agreement on or before the Effective Time; (ii) the Minimum Condition shall have been satisfied and Purchaser shall have accepted for payment the Shares validly tendered in the Offer; and (iii) none of the events (each an "Event") described in the following paragraphs (a) through (g) shall have occurred and be continuing:

         (a) the Special Committee shall have withdrawn, amended or qualified in any way (i) its determination that the Offer is advisable, fair to and in the best interests of the stockholders of the Company (other than Virbac S.A. and Interlab) or (ii) its recommendation that stockholders accept the Offer and tender their Shares in the Offer, or the Board of Directors of the Company shall have taken a position or action contrary to such determination and recommendation of the Special Committee;

         (b)      Houlihan Lokey shall have withdrawn or modified the Opinion;

         (c) there has been entered or issued a judgment, order, decree, ruling or injunction or there has been any statute, rule or regulation enacted, promulgated, entered, enforced, or deemed applicable or asserted to be applicable to the Offer or the Merger by any governmental authority or instrumentality, domestic or foreign ("Governmental Entity"), which: (i) prohibits or materially limits the ownership or operation by the Company, Virbac S.A. or Purchaser (or any other affiliate of Virbac S.A.) of all or any material portion of the business or assets of the Company, or compels the Company, Virbac S.A. or Purchaser (or any other affiliate of Virbac S.A.) to dispose of or to hold separate all or any material portion of the business or assets of Virbac S.A. and its affiliates taken as a whole or of the Company as a result of the transactions contemplated by the Offer or the

                  Merger, or (ii) imposes or confirms any material limitation on the ability of Virbac S.A. or Purchaser (or any other affiliate of Virbac S.A.) to acquire or hold, or to exercise full rights of ownership of, any Company common stock (including, without limitation, the Shares), including the right to vote such Company common stock on all matters properly presented to the stockholders of the Company or there shall be pending and not withdrawn or overtly threatened in writing any proceeding relating to the Offer or the Merger by a Governmental Entity or to which a Governmental Entity is a party seeking to obtain a judgment, order, decree, ruling or injunction having any of the effects described in this paragraph which has, in the written opinion of outside counsel to Virbac S.A. and Purchaser provided to the Company, reasonable prospect of success;

         (d) Since the date of the Merger Agreement, there shall have occurred, at either of the Company's Bridgeton, Missouri or Fort Worth, Texas manufacturing facilities (the "FACILITIES"), an act of God, epidemic, landslide, fire, hurricane, earthquake, flood, riot, explosion, or industrial accident, which event or occurrence materially and substantially impairs the Company's ability to operate either of the Facilities as it is currently being operated or to conduct the Company's business as it is currently being conducted,, and cannot be cured or has not been cured prior to the Effective Time;

         (e) except for such as would not, in the individual or in the aggregate, have or result in a Company Material Adverse Effect, the representations and warranties of the Company in the Merger Agreement shall not be true and correct as of the Expiration Date or the Company shall have breached or failed to perform or comply with any of its agreements or covenants to be performed or complied with by it under the Merger Agreement and such breach or failure shall not have been cured;

         (f) the Merger Agreement shall have been validly terminated in accordance with its terms; or

         (g) there shall have occurred: (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in Europe or the United States, (iii) any moratorium or general suspension of operations of the interbank system for processing and clearance of transfers of funds between France and United States or of Euro - U.S. dollar exchange markets; or (iv) any law, rule, regulation, order or decree of general applicability of French and European Governmental Entity shall have been enacted, adopted or issued relating to the exchange or transfer of currency which would prohibit or materially limit Virbac S.A.'s ability to furnish funds to Purchaser in accordance with the terms of the Merger Agreement.

         "Company Material Adverse Effect" means a material adverse effect (i) on the business, assets, liabilities, operations, results of operations, cash flows or financial condition of the Company and its significant subsidiaries, taken as a whole, or (ii) on the Company's ability to consummate the Offer and the Merger.

         TERMINATION, AMENDMENTS, WAIVER. The Merger Agreement may be terminated at any time prior to the Effective Time of the Merger Agreement:

                  a By the mutual written consent of the Virbac S.A., Purchaser and the Company.

                  b By either of the Company, at the direction of the Special Committee, or Virbac S.A. if any Governmental Entity shall have issued an order, decree or ruling or taken any other action in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party seeking to terminate the Merger Agreement shall have used its reasonable best efforts to challenge such order, decree, ruling or other action.

                  c By either of the Company, at the direction of the Special Committee, or Virbac S.A. or Purchaser, if the fairness opinion of Houlihan Lokey is withdrawn or modified in any material respect.

                  d        By the Company, at the direction of the Special
                           Committee:

                           i. if Virbac S.A. or Purchaser shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, which breach cannot be cured or has not been cured within one business day prior to the Effective Time; or

                           ii. if, in compliance with the provisions of the Merger Agreement, the Special Committee determines a Takeover Proposal is a Superior Proposal and thereafter, and as a consequence of making such determination, withdraws or modifies its approval, determination or recommendation of the Offer and Merger in a manner adverse to Virbac S.A., and the Company gives Virbac S.A. at least three (3) Business Days prior notice of its intent to terminate the Merger Agreement, attaching to such notice the material terms and conditions of the Superior Proposal and permits Virbac S.A. during such three (3) Business Day period to make a new offer which shall be considered in good faith by the Special Committee; provided, however, that any right to terminate the Merger Agreement under this section shall expire if (A) Purchaser or its permitted assigns accepts Shares for payment pursuant to the Offer or (B) the Company breaches in any material respect any provision of its representations and warranties of no solicitation.

                  e        By Virbac S.A.:

                           i. if the Board of Directors of the Company or the Special Committee shall have withdrawn or modified or proposed publicly to withdraw or modify, in a manner adverse to Virbac S.A. or Purchaser its approval or recommendation of the Offer and the Merger, or resolved to take any of the foregoing actions;

                           ii. if the Company shall have breached or failed in any material respect to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it, which breach cannot be cured or has not been cured within one Business Day prior to the Effective Time; or

                           iii. if any of the Events shall have occurred and be continuing.

                  "TAKEOVER PROPOSAL" means any inquiry, proposal or offer from any person (other than Virbac S.A. and its subsidiaries, affiliates and representatives) relating to any direct or indirect acquisition or purchase of 5% or more of the assets of the Company and its Subsidiaries or 5% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 5% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Significant Subsidiaries, other than the transactions contemplated by the Merger Agreement.

                  "SUPERIOR PROPOSAL" means a bona fide written offer from any person (other than Virbac S.A. and its subsidiaries, affiliates and representatives) for a direct or indirect acquisition or purchase of 50% or more of the assets of the Company or any of its Significant Subsidiaries or 50% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, any tender offer or exchange offer that if consummated would result in any person beneficially owning 50% or more of any class of equity securities of the Company or any of its Significant Subsidiaries, or any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Significant Subsidiaries, other than the transactions contemplated by the Merger Agreement, (A) which, considering all relevant factors, is more favorable to the Company and its stockholders than the Offer and the Merger, (B) for which the third party has demonstrated that financing is reasonably likely to be obtained and (C) which, if accepted by Virbac S.A. (it being understood that Virbac S.A. is under no obligation to accept any such proposal), would otherwise be reasonably likely to be consummated, taking into account all factors including, but not limited to, antitrust and regulatory approvals, in each case as determined by the Special Committee in its good faith judgment (after consultation with the Financial Advisor or another nationally recognized investment banking firm). Any Superior Proposal is a Takeover Proposal.

                  "Significant Subsidiary" has the meaning given such term in Rule 405 of the Securities Act.

IV. POSITION OF VIRBAC S.A. AND PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER

         Under the rules of the SEC, including Rule 13e-3 governing "going-private" transactions, Virbac S.A., Interlab S.A.S. and Purchaser may each be deemed to be an affiliate of the Company. Each of Virbac S.A. and Purchaser is making the statements included in this section solely for the purposes of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

         None of Virbac S.A., Interlab S.A.S., Purchaser, or any other member of the Virbac S.A. Group, participated in the deliberations of the Special Committee of independent directors of the Company regarding, or received advice from the Special Committee's legal or financial advisors as to, the substantive and procedural fairness of the Offer and the Merger, nor did they undertake any independent evaluation of the fairness of the Offer and the Merger or engage a financial advisor for such purposes. However, based upon these entities' knowledge and available information regarding the Company, each of Virbac S.A. and Purchaser believes that the Offer and the Merger are substantively and procedurally fair to the Unaffiliated Stockholders based upon the following factors and upon the factors considered by, and the findings of, the Special Committee with respect to the fairness of the Offer and the Merger to such Unaffiliated Stockholders, without any independent investigation with respect thereto:

                  o The Company's Board of Directors appointed the Special Committee to evaluate the Offer and the Special Committee retained HLHZ as its Financial Advisor and Latham & Watkins LLP as its independent counsel.

                  o The Special Committee, assisted by the Financial Advisor and legal advisors, conducted a thorough review of Virbac S.A.'s proposal including, as described above under "Background of the Offer - Virbac S.A.'s Offer," insistence on revision of the budget and financial forecast initially provided to the Special Committee by the Company, and ultimately unanimously determined that the Offer is advisable, fair to and in the best interests of the stockholders of the Company (other than the Virbac S.A. Group) and recommended to the Company's stockholders to accept the Offer and tender their shares in the Offer.

                  o For a period of time of approximately three months commencing with the initial meeting on May 2, 2006 between Virbac S.A.'s advisors and the Special Committee's advisors, the consideration per Share was negotiated at arm's-length with the Special Committee which, with the assistance of legal and financial advisors, acted independently on behalf of the stockholders unaffiliated with the Virbac S.A. Group, resulting in the final purchase price of $5.25 per Share, an increase of 26.5% from Virbac S.A.'s original proposal of $4.15 per Share.

                  o On August 7, 2006, the Special Committee received an opinion from Houlihan Lokey that, as of that date and based upon and subject to the assumptions, qualifications, limitations and other matters set forth in the opinion, the consideration to be received by the Unaffiliated Stockholders in the Transaction was fair to them from a financial point of view.

                  o Each Company stockholder will be able to decide voluntarily whether or not to tender such stockholder's Shares in the Offer, and if such stockholder elects not to tender, he or she will receive exactly the same type and amount of consideration in the Merger that is expected to follow completion of the Offer. This will assure that, after the Offer and consummation of the Merger, stockholders who elect not to tender their Shares in the Offer will not become holders of a security for which no trading market exists. Accordingly, Virbac S.A. and Purchaser believe that the Unaffiliated Stockholders are able to evaluate the terms of the Offer and its fairness without coercion.

                  o Stockholders who do not tender their Shares in the Offer will be entitled, upon consummation of the Merger following completion of the Offer, to exercise Delaware statutory appraisal rights in the Merger, allowing them to have the fair value of their Shares determined by the Delaware Chancery Court and paid to them in cash.

                  o Given the Virbac S.A. Group's current holdings, satisfaction of the Minimum Condition will require that a substantial "majority of the minority" - almost 75% of the Shares held by persons unaffiliated with the Virbac S.A. Group - be validly tendered and not withdrawn before Purchaser may accept the Offer which, in Virbac S.A.'s and Purchaser's view, amounts to a "public referendum" with respect to the Offer.

                  o The Shares were delisted from the NASDAQ National Market on January 23, 2004 and there was no regular trading market for the Shares until May 8, 2006, when the Shares commenced trading on the NASDAQ Capital Market. Prior to the delisting from NASDAQ, the Shares historically traded at low volumes resulting in limited liquidity in the Shares. The NASDAQ Capital Market (formerly the NASDAQ Smallcap Market) is the trading market for so-called "smallcap" companies (generally, those with market prices below $5.00 per share at the time of the listing application) and, even with the listing, the market for the Shares continues to be characterized by low trading volume and limited liquidity. Given Virbac S.A.'s intention to retain an absolute majority of the voting power in the Company (see "Purpose and Structure of the Offer and the Merger; Reasons of Virbac S.A. for the Offer and the Merger; Plans for the Company; the Merger Agreement" above), it is unlikely that liquidity will increase through a significant increase in the public "float" of the Common Stock, and the Offer and the Merger therefore provide the stockholders with the opportunity to liquidate their holdings in the Company.

                  o The consideration of $5.25 per Share to be paid in the Offer and the Merger represents a premium of 7.14% when compared to $4.90, the reported closing price per Share on August 7, 2006, the day immediately prior to announcement of the agreement reached between Virbac S.A. and the Special Committee, a premium of approximately 9.93% above the volume-weighted average of the closing price of the Shares over the 30 trading days immediately prior to that date, and a premium of approximately 24.3% above the volume-weighted average closing price of $4.23 over the 52-week period immediately prior to that date. The $5.25 consideration also represents a premium of 43.1% when compared to $3.67, the reported closing price per Share for the day immediately prior to Virbac S.A.'s December 13, 2005 announcement of its original $4.15 proposal.

                  o The consideration is to be paid to stockholders of the Company entirely in cash.

                  o The Offer provides the Unaffiliated Stockholders who are considering selling their Shares with the opportunity to sell their shares at the Offer price without incurring the transaction costs typically associated with market sales.

         The foregoing discussion of the information and factors considered and given weight by Virbac S.A. and Purchaser is not intended to be exhaustive but does include all the material factors considered by Virbac S.A. and Purchaser. While Virbac S.A. and Purchaser each believes that the Offer and the Merger are substantively and procedurally fair to the Unaffiliated Stockholders, they attempted to negotiate the terms of a transaction that would be most favorable to them, and not to such stockholders and, accordingly, did not negotiate the Merger Agreement with the goal of obtaining terms that were fair to such stockholders. Virbac S.A. and Purchaser's views as to the fairness of the Offer to stockholders of the Company should not be construed as a recommendation to stockholders as to whether they should tender their Shares in the Offer. None of Virbac S.A., Purchaser, or any other member of the Virbac S.A. Group, makes any recommendation with respect to whether stockholders should tender their Shares in the Offer.

         Neither Virbac S.A. nor Purchaser found it practicable to assign, and neither of them did assign, relative weights to the individual factors considered in reaching their conclusion as to fairness. With respect to their determination of the fairness of Offer, Purchaser and Virbac S.A. did not consider the Company's liquidation value. Purchaser and Virbac S.A. do not believe this to be relevant because substantial value results from the Company continuing as a going concern, any liquidation would destroy that value, and Virbac S.A. and Purchaser do not have any present intention to liquidate the Company in the foreseeable future. Therefore, no appraisal of liquidation value was sought for purposes of valuing the Shares, and Virbac S.A. and Purchaser believe that the liquidation value of the Company is irrelevant to a determination as to whether the Offer is fair to the Unaffiliated Stockholders. Further, Virbac S.A. and Purchaser did not consider net book value, which is an accounting concept, as a factor because they believed that net book value is not a material indicator of the value of the Company as a going concern but rather is indicative of historical costs. The Company's net book value as of December 31, 2005, calculated by dividing stockholders' equity by the number of shares of Common Stock outstanding, was $0.99 per share. This value is only 19% of the price in the Offer. Purchaser and Virbac S.A. did not consider going concern value because they do not believe that going concern value is a viable method of valuation for a transaction such as the Offer. Going concern value is a method of valuation that incorporates a premium for control of the entity being sold, but Virbac S.A. already controls the Company. Purchaser and Virbac S.A. also did not consider other recent firm offers for Shares or proposals or negotiations between affiliates of the Company or between the Company and its affiliates and unaffiliated persons concerning any business combination with the Company or its affiliates, as they are not aware of any such offers, proposals or negotiations made or conducted during the past two years. In addition, in its December 12, 2005 letter to the Company's board containing its original proposal to acquire the publicly held shares of the Company, Virbac S.A. stated that it was interested only in acquiring the publicly held shares of the Company and had no intention to sell its stake in the Company. Purchaser and Virbac S.A. do not believe that the trading price of the Common Stock immediately following announcement of Virbac S.A.'s proposal is indicative of the fair value of the Company and they did not consider it in making their fairness assessment.

V.       REPORTS, OPINIONS AND APPRAISALS/COMPANY PROJECTIONS

OPINION OF HOULIHAN LOKEY

         On August 7, 2006, Houlihan Lokey rendered its oral opinion to the Special Committee, which it subsequently confirmed in writing by delivery of its written opinion, dated as of the same date, to the effect that, as of August 7, 2006, based upon, and subject to the assumptions, qualifications, limitations and other matters described in its opinion, the consideration to be received by the Unaffiliated Stockholders in the Transaction was fair to them from a financial point of view.

         THE FULL TEXT OF HOULIHAN LOKEY'S WRITTEN OPINION, DATED AS OF AUGUST 7, 2006, TO THE SPECIAL COMMITTEE AND THE BOARD, WHICH SETS FORTH THE PROCEDURES FOLLOWED, ASSUMPTIONS MADE, QUALIFICATIONS AND LIMITATIONS ON THE REVIEW UNDERTAKEN AND OTHER MATTERS CONSIDERED BY HOULIHAN LOKEY IN PREPARING ITS OPINION IS INCLUDED AS EXHIBIT (c)(1) TO THE SCHEDULE TO.

         THE OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY OF THE STOCKHOLDERS AS TO WHETHER THE STOCKHOLDER SHOULD TENDER HIS OR HER SHARES IN CONNECTION WITH THE OFFER. HOULIHAN LOKEY PROVIDED ITS OPINION FOR THE USE AND BENEFIT OF THE SPECIAL COMMITTEE AND THE BOARD IN EVALUATING THE TRANSACTION, AND, BY ITS TERMS, MAY NOT BE RELIED UPON BY ANY OTHER PERSON WITHOUT THE WRITTEN CONSENT OF HOULIHAN LOKEY, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW. THE SUMMARY OF HOULIHAN LOKEY'S OPINION IN THIS STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF ITS OPINION. YOU ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY.

         In connection with its opinion, Houlihan Lokey conducted the reviews, analyses and inquiries it deemed necessary and appropriate under the circumstances. Among other things, Houlihan Lokey:

1) spoke with certain members of the Company's management to discuss the Company's operations, financial condition and prospects and regarding the Transaction;

2) reviewed the Company's annual report on Form 10-K for the fiscal year ended December 31, 2005 and the Company's quarterly report on Form 10-Q for the three months ended March 31, 2006;

3)       reviewed internal financial statements for the six months ended June
         30, 2006;

4) reviewed the Company's historical budgets for the years ended December 31, 2001 through December 31, 2005;

5) reviewed the Company's financial forecast for the years ending December 31, 2006 through December 31, 2016 prepared by management;

6) reviewed a list and the status of research and development projects and new product trials, testing or evaluations underway or planned since January 1, 2004;

7) reviewed forecasts and plans for each reasonably anticipated new product offering;

8)       reviewed the draft Merger Agreement dated August 7, 2006;

9) reviewed various agreements to which the Company is party, including several license agreements;

10) reviewed the historical market prices and trading volume for the Company's publicly traded securities;

11) reviewed certain other publicly available financial data for certain companies and transactions that Houlihan Lokey deemed relevant; and

12) conducted the other financial studies, analyses and inquiries that Houlihan Lokey deemed appropriate.

         In rendering its opinion, Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey by the Company or any other potential party to the Transaction, discussed with or reviewed by Houlihan Lokey, or publicly available, and Houlihan Lokey did not assume any responsibility with respect to the data, material and other information. In addition, the Company's management advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial forecasts and projections relating to the Company provided or otherwise made available to Houlihan Lokey were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the Company's future financial results and condition, and Houlihan Lokey expressed no opinion with respect to the forecasts and projections or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no material change in the Company's assets, liabilities, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Houlihan Lokey, and that there were no information or facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading. Houlihan Lokey did not consider any aspect or implication of any transaction to which the Company is a party (other than the Transaction).

         Houlihan Lokey relied upon and assumed, without independent verification, that:

         o the representations and warranties of all parties to the Merger Agreement and all other related documents and instruments that are referred to therein will be, upon the execution and delivery thereof, true and correct;

         o each party to the Merger Agreement and all other related documents will fully and timely perform all of the covenants and agreements required to be performed by that party;

         o all conditions to the consummation of the Transaction will be satisfied without waiver of any of the material terms or conditions set forth therein; and

         o the Transaction will be consummated in a timely manner in accordance with the terms described in the draft of the Merger Agreement, without any material amendments or material modifications thereto, and without any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise).

         Houlihan Lokey also relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed that would result in the disposition of any material portion of the Company's assets, or otherwise have an adverse effect on the Company or any expected benefits of the Transaction. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the Merger Agreement would not differ in any material respect from the draft.

         Furthermore, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the Company's assets, properties or liabilities (contingent or otherwise) or those of any other party. Houlihan Lokey expressed no opinion regarding the liquidation value of any entity. Furthermore, Houlihan Lokey undertook no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company is or may be a party or are or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company is or may be a party or are or may be subject.

         Houlihan Lokey was not requested or engaged to, and did not, (a) initiate or hold any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction or any alternatives to the Transaction or (b) advise the Special Committee, the Board or any other party with respect to alternatives to the Transaction. Houlihan Lokey's opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of its opinion. Except as set forth in Houlihan Lokey's engagement letter with the Company and the Special Committee, entered into on March 14, 2006, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after the date of the opinion. Houlihan Lokey did not consider, nor did it express any opinion with respect to, the prices at which the Company's common stock has traded or may trade subsequent to the disclosure or consummation of the Transaction.

         Houlihan Lokey was not requested to opine as to, and its opinion does not address:

         o the Company's underlying business decision and the underlying business decision of the Special Committee, the Board, the Company's security holders or any other party to proceed with or effect the Transaction;

         o the fairness of any portion or aspect of the Transaction not expressly addressed in its opinion;

         o the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other of the Company's constituencies, or any other party, other than those set forth in its opinion;

         o the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or any other party or the effect of any other transaction in which the Company or any other party might engage;

         o the tax or legal consequences of the Transaction to either the Company, the Company's security holders, or any other party;

         o the fairness of any portion or aspect of the Transaction to any one class or group of the Company's or any other party's security holders vis-a-vis any other class or group of the Company's or the other party's security holders;

         o whether or not the Company, the Company's security holders or any other party is receiving or paying reasonably equivalent value in the Transaction; or

         o the solvency or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters.

         Furthermore, no opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that the opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey has relied, with the consent of the Special Committee, on advice of the outside counsel to the Company and the Special Committee and the independent accountants to the Company, the Special Committee and on the assumptions of the Company's management, as to all legal, regulatory, accounting, insurance and tax matters or other similar professional advice with respect to the Company and the Transaction.

         SUMMARY OF VALUATION ANALYSES

         In connection with rendering its opinion, Houlihan Lokey performed certain financial, comparative and other analyses as described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances. A fairness opinion is not, therefore, readily susceptible to partial analysis or summary description. Furthermore, in arriving at its opinion, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Houlihan Lokey believes that its analyses must be considered as a whole and that consideration of any portion of the analyses and factors, without consideration of all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its analyses and opinion.

         HOULIHAN LOKEY USED SEVERAL METHODOLOGIES TO ASSESS THE FAIRNESS OF THE CONSIDERATION TO BE RECEIVED BY THE UNAFFILIATED STOCKHOLDERS FROM A FINANCIAL POINT OF VIEW. THE FOLLOWING IS A SUMMARY OF THE MATERIAL FINANCIAL ANALYSES USED BY HOULIHAN LOKEY IN CONNECTION WITH PROVIDING ITS OPINION. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION, WHICH IS ATTACHED AS ANNEX A TO THIS STATEMENT. YOU ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY.

         Houlihan Lokey's opinion and analyses were provided to the Company's Special Committee in connection with its consideration of the Transaction and were only one of many factors considered by the Company's Special Committee in evaluating the Transaction. Neither Houlihan Lokey's opinion nor its analyses were determinative of the consideration to be received by the Unaffiliated Stockholders or of the views of the Company's Special Committee or management with respect to the Merger.

         The consideration was determined through arms-length negotiations between the Company and the other parties to the Merger Agreement. Houlihan Lokey did not recommend any specific consideration to the Company or that any specific consideration constituted the only appropriate consideration for the Transaction.

         Houlihan Lokey utilized each of the following analyses based upon its view that each is reflective of generally accepted valuation methodologies and appropriate given the accessibility of selected publicly-traded companies, available information regarding similar change of control transactions and the availability of forecasts from the Company's management. No one methodology was considered to be more appropriate than any other methodology, and therefore Houlihan Lokey utilized all of the aforementioned methodologies in arriving at its conclusion.

         The financial analyses summarized below were based upon market prices as of August 2, 2006, unless otherwise noted. Some of the summaries of the financial analyses include information presented in tabular format. In order fully to understand the financial analyses used by Houlihan Lokey, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole.

         Houlihan Lokey's analyses and reviews included the calculation and comparison of the following: (i) a review of the Company's stock price as observed in the public market; (ii) an analysis of the value of the Company's stock as estimated by Houlihan Lokey; and (iii) an analysis of the premium being paid in the Transaction compared to other similar transactions.

         For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics including:

         o enterprise value, which is referred to as EV, is the value of the relevant company's outstanding equity securities (taking into account its outstanding warrants and other convertible securities) plus the value of its net debt (the value of its outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet) as of a specified date; and

         o earnings before interest, taxes, depreciation, and amortization, which is referred to as EBITDA, is the amount of the relevant company's earnings before interest, taxes, depreciation and amortization for a specified time period.

         Unless the context indicates otherwise, enterprise and per share equity values used in the analyses described below were calculated using the closing price of the Company's common stock and the common stock of the selected companies listed below as of August 2, 2006, and the transaction values for the selected transactions listed below were calculated as of the announcement date of the relevant transaction. Accordingly, this information does not necessarily reflect current or future market conditions. Estimate of 2006 EBITDA for the Company was based on estimates provided by the Company's management. Estimates of 2006 EBITDA for the selected companies listed below were based on publicly available research analyst estimates for those companies.

         PUBLIC MARKET PRICING AND PREMIUMS PAID IN OTHER TRANSACTIONS ANALYSIS. Houlihan Lokey reviewed the historical market prices and trading volumes for the Company's common stock before the announcement of the initial proposal by Parent., and reviewed publicly-available analyses, news articles and press releases relating to the Company, including the Company's announcement of a restatement of its financial results for certain historical periods. Houlihan Lokey did not analyze on a stand-alone basis the impact of this restatement on the Company's share price in arriving at its opinion that the consideration to be received by the Unaffiliated Stockholders in the Transaction was fair to them from a financial point of view.

         The offering price of $5.25 for each share in the Merger Agreement represents a premium of approximately 43.1% over the closing stock price of $3.67 on December 12, 2005 (one trading day before the date of the initial proposal) and approximately 26.5% over the initial proposal price of $4.15.

         Additionally, Houlihan Lokey analyzed premiums paid by a majority owner of a company to acquire a minority interest in the same company in transactions consummated in 2005 and year-to-date 2006, where the target was a U.S. company. The median and mean premiums paid in those transactions analyzed by Houlihan Lokey over the closing stock price of the target company one trading day before the date of the initial proposal by the majority stockholder were approximately 20.3% and 23.5%, respectively.

         MARKET MULTIPLE ANALYSIS. This analysis provides an indication of value expressed as a multiple of operating and financial metrics (such as earnings before interest, taxes, depreciation and amortization, or EBITDA) of selected companies. Using publicly available information and information that the Company provided, Houlihan Lokey analyzed, among other things, the corresponding market multiples of selected publicly traded companies, as identified in the tables below, that Houlihan Lokey considered to be reasonably comparable to the Company.

                                PUBLIC COMPANIES

                    >>       Abaxis, Inc
                    >>       Alpharma Inc
                    >>       Heska Corporation
                    >>       IDEXX Laboratories, Inc
                    >>       Neogen Corporation
                    >>       Central Garden & Pet Company


         Houlihan Lokey reviewed certain financial information of the selected publicly-traded companies, and EBITDA multiples were calculated for the selected public companies based on daily trading prices. A comparative analysis between the Company and the selected public companies formed the basis for the selection of appropriate risk-adjusted multiples. The comparative analysis incorporated quantitative and qualitative factors which relate to, among other things, the nature of the industry in which the Company and the selected public companies are engaged.

         Based on the most recent publicly-available information, Houlihan Lokey calculated certain financial ratios for the selected publicly-traded companies. These financial ratios include the multiples of EV to EBITDA for the latest twelve-month period, or LTM, and the next fiscal year period, or NFY.

         The analysis showed that the multiples of EV to EBITDA for the LTM and the NFY periods exhibited by the selected publicly-traded companies as of August 2, 2006, were as follows:


                                         ENTERPRISE VALUE AS A
                                           MULTIPLE OF EBITDA

                                             LTM           NFY
                                             ---           ---
            Low                               7.2x         6.4x
            High                             30.2x        23.4x
            Median                           13.0x        10.4x
            Mean                             15.4x        13.5x

         Houlihan Lokey derived indications of the Company's EV by applying selected EBITDA multiples to certain of the Company's adjusted EBITDA results for the LTM period ended June 30, 2006 and the NFY ending December 31, 2006. The Company's operating results were adjusted for (i) the elimination of restatement costs; (ii) the elimination of non-recurring impairment charges; and (iii) the elimination of certain nonrecurring legal expenses. Results of Houlihan Lokey's market multiple methodology are summarized as follows:


                                                             THE COMPANY'S     SELECTED MULTIPLE     INDICATED ENTERPRISE
       (figures in millions, except per share amounts)      REPRESENTATIVE          RANGE               VALUE RANGE
                                                                LEVEL           LOW     HIGH         LOW          HIGH

Latest 12 Month (as of 6/30/2006):
   EBITDA                                                   $       12.534     10.0x   11.0x     $ 125.340   $  138.870
Next Fiscal Year (1/1/2006 through 12/31/2006):
   EBITDA                                                   $       13.025      9.5x   10.5x     $ 123.740   $  136.760

Indicated EV Range                                                                               $ 124.500   $  137.300
Less: Net Debt (1)                                                                               $  10.424   $   10.424
Aggregate Equity Value Range                                                                     $ 114.076   $  126.876
Calculated Implied Equity Value per share (fully diluted) (2)                                    $    5.03   $     5.59

(1) Reflects $11.883 million of total interest bearing debt less $0.724 million in cash and $0.735 million of non-operating assets.

(2) Number of shares reflects 22.548 million shares outstanding, plus options and warrants calculated using the treasury method.


         Houlihan Lokey applied multiple ranges based on the selected companies analysis to corresponding financial data for the Company, including estimates provided by the Company's management. The selected companies analysis indicated an implied reference range value per share of the Company's Common Stock of $5.03 to $5.59, as compared to the consideration to be paid in the Transaction of $5.25 per share of the Company's Common Stock.

         SELECTED TRANSACTION ANALYSIS. Houlihan Lokey reviewed the multiples exhibited in certain recently announced change of control acquisitions of selected companies that derive a significant portion of their revenues from veterinary services for which purchase price multiples were available and which Houlihan Lokey deemed relevant based upon similarity of their operations to the Company. The transactions selected by Houlihan Lokey in connection with its selected transaction analysis were

                      SELECTED TRANSACTIONS (TARGET/ACQUIRER)

>>       Farnam Companies, Inc./ Central Garden & Pet Company
>>       Sygen International PLC./ Genus PLC
>>       Doane Pet Care Enterprise, Inc./ Ontario Teachers' Pension Plan Board
>>       Phoenix Scientific, Inc./ IVAX Corporation
>>       United Pet Group, Inc./ United Industries Corporation
>>       CSL Animal Health Business / Pfizer Animal Health
>>       King Pharmaceuticals, Inc. / Virbac Corporation
>>       Ceva Sante Animale / Industri Kapital
>>       IGI, Inc. (Companion Pet Products Division) / Vetoquinol U.S.A., Inc.

         Houlihan Lokey calculated for each of the selected transactions the ratio of the transaction EV to LTM revenue and LTM EBITDA. The analysis showed that the multiples exhibited in the change of control transactions were as follows:

                            EV/ LATEST 12 MONTHS        EV/ LATEST 12 MONTHS
                                  REVENUE                      EBITDA
Low                                0.95x                        9.8x
High                               2.65x                       15.6x
Median                             1.44x                       10.5x
Mean                               1.73x                       12.1x


         Houlihan Lokey reviewed the foregoing transactions to understand the range of multiples of revenue and EBITDA paid for companies in businesses similar to the Company's. Houlihan Lokey derived indications of the Company's EV by applying selected revenue and EBITDA multiples to the Company's adjusted operating results for the LTM period ended June 30, 2006. Results of Houlihan Lokey's selected transaction analysis are summarized as follows:



                                                             THE COMPANY'S     SELECTED MULTIPLE     INDICATED ENTERPRISE
       (figures in millions, except per share amounts)      REPRESENTATIVE          RANGE               VALUE RANGE
                                                                LEVEL           LOW     HIGH         LOW          HIGH


Latest 12 Months:
   Revenue                                                  $       84.287      1.50x   1.60x     $ 126.430    $  134.860
   EBITDA                                                   $       12.534      10.0x   11.0x     $ 125.340    $  137.870

Indicated EV Range                                                                                $ 125.900    $  136.400
Less: Net Debt (1)                                                                                $  10.424    $   10.424
Aggregate Equity Value Range                                                                      $ 115.476    $  125.976
Calculated Implied Equity Value per share (fully diluted) (2)                                     $    5.09    $     5.55

(1) Reflects $11.883 million of total interest bearing debt less $0.724 million in cash and $0.735 million of non-operating assets.

(2) Number of shares reflects 22.548 million shares outstanding, plus options and warrants calculated using the treasury method.


         Houlihan Lokey applied multiple ranges based on the selected transactions analysis to corresponding financial data for the Company, including estimates provided by the Company's management. The selected companies analysis indicated an implied reference range value per share of the Company's Common Stock of $5.09 to $5.55, as compared to the consideration to be paid in the Transaction of $5.25 per share of the Company's common stock.

         DISCOUNTED CASH FLOW ANALYSIS. Houlihan Lokey utilized certain financial projections prepared by the Company's management with respect to the fiscal years ending December 31, 2006 through 2016. However, for its analysis, Houlihan Lokey has used both five and ten-year interim cash flow periods due to the increased uncertainty of future cash flows. Using the forecasts prepared by the Company's management, Houlihan Lokey determined the Company's EV by first deriving free cash flows (defined as adjusted operating earnings less taxes, plus depreciation and amortization and less capital expenditures and change in working capital requirements) and discounting those cash flows to their present value. Houlihan Lokey applied a risk-adjusted discount rate ranging from 15.5% to 16.5% to the projected free cash flows. To determine the Company's EV at the end of the projection period, Houlihan Lokey applied a multiple range of 9.0x to 10.0x to the Company's projected EBITDA for the fiscal year ending December 31, 2010 and December 31, 2016 (or the "terminal year"), and then discounted this value to the present at the same discount rate range of 15.5% to 16.5%. Houlihan Lokey's selection of the discount rate was based upon an assumed capital structure of 10% debt and 90% equity, and the observed equity and debt costs of capital of the selected publicly traded companies mentioned above. Based on the financial projections and this analysis, the resulting indications of the EV of the Company's operations, as estimated by Houlihan Lokey, ranged from approximately $101.5 million to $136.3 million. Additionally, per share value of the Company's Common Stock ranged from approximately $4.02 to $5.55.

         DETERMINATION OF FAIRNESS. After determining the Company's equity value, on a per-share basis, in each of the above reviews and analyses, Houlihan Lokey noted that the consideration of $5.25 per share, as provided for in the Merger Agreement is in the range of the value of Houlihan Lokey's reviews and analyses. Accordingly, subject to the assumptions, limitations and qualifications set forth in its written opinion, Houlihan Lokey determined that the consideration to be received by the Unaffiliated Stockholders in the Transaction was fair to them from a financial point of view.

         MISCELLANEOUS CONSIDERATIONS

         No single company or transaction used in the above analyses (including the market multiple analysis, selected transaction analysis and discounted cash flow analysis) as a comparison is identical to the Company or to the Transaction, and an evaluation of the results of those analyses is not entirely mathematical. Criteria used to select the companies in the above analyses are inherently subjective. Further, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses, or transactions analyzed. The analyses were prepared solely for purposes of Houlihan Lokey providing an opinion as to whether the consideration to be received by the Unaffiliated Stockholders in the Transaction was fair to them from a financial point of view, and the analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

         In connection with its analyses, Houlihan Lokey made, and was provided by the Company's management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the Company's control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the Company's control and the Company's advisors, none of the Company, Houlihan Lokey or any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

         Houlihan Lokey Howard & Zukin Capital, Inc. ("HLHZ") was engaged by the Company pursuant to a letter agreement entered into on March 14, 2006 to provide, or to cause Houlihan Lokey to provide, an opinion to the Company's Special Committee regarding the fairness of the consideration to be received by the Unaffiliated Stockholders from a financial point of view. In the ordinary course of business, certain Houlihan Lokey affiliates may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity and other securities and financial instruments (including bank loans and other obligations) of the Company and any other party that may be involved in the Transaction.

         The Company also retained HLHZ to assist the Special Committee with negotiation of the terms of the Transaction. The Company will pay HLHZ a fee for these services, a portion of which is contingent upon the completion of the Offer and consummation of the transactions contemplated by the Merger Agreement. The Company has agreed to reimburse both Houlihan Lokey and HLHZ for their expenses, including attorneys' fees and disbursements, and indemnify Houlihan Lokey and HLHZ against certain liabilities and expenses, including certain liabilities under the federal securities laws, arising out of or relating to their engagement by the Company.

         The Special Committee retained Houlihan Lokey and HLHZ (together, "Houlihan Lokey Howard & Zukin") based upon their combined experience in the valuation of businesses and their securities in connection with similar transactions. Houlihan Lokey Howard & Zukin is a nationally recognized investment-banking firm that is engaged in providing advisory services and rendering fairness opinions in connection with mergers and acquisitions. Houlihan Lokey Howard & Zukin also provides business and securities valuations for a variety of regulatory and planning purposes, advisory services in connection with financial restructurings, and private placements of debt and equity securities. For each of the six consecutive years ended December 2000 through 2005, Houlihan Lokey Howard & Zukin was ranked by Mergers & Acquisitions as the top provider of fairness opinions, based on the number of announced and completed deals. Mergers & Acquisitions is published by Thomson Financial.

         Under the engagement letter, Houlihan Lokey Howard & Zukin has earned a fee of $500,000, a portion of which was payable upon delivery of the opinion by Houlihan Lokey to the Special Committee and the Board (regardless of the conclusion set forth therein). In addition, HLHZ is entitled to receive an additional fee of approximately $117,000 if the Offer is completed and the transactions contemplated by the Merger Agreement are consummated.

VI.      CONDUCT OF THE COMPANY'S BUSINESS IF THE OFFER IS NOT COMPLETED

         If the Offer and the Merger are not completed because the Minimum Condition is not satisfied or because another condition is not satisfied or waived, Virbac S.A. and Purchaser expect that the Company's current management team will continue to operate the business of the Company substantially as presently operated. In such event, Virbac S.A. and Purchaser may consider, among other things:

         o proposing that Purchaser and the Company enter into a merger agreement, which would require the approval of the Company's board of directors and the vote of the Company's stockholders in favor of that merger; or

         o engaging in open market or privately negotiated purchases of Shares to increase Virbac S.A.'s aggregate beneficial ownership from its present amount to at least 90% of the then outstanding Common Stock, and then effecting a "short-form" merger.

         If Virbac S.A, and Purchaser were to pursue any of these alternatives, it might take considerably longer for the public stockholders of the Company to receive any consideration for their Shares (other than through sales in the open market or privately negotiated transactions) than if they had tendered their Shares in the Offer. Any such transaction could result in proceeds per Share to the public stockholders of the Company that are more or less than, or the same as, the Price in the Offer or could result in the trading price of the Shares to increase, decrease or be unchanged. Virbac S.A. and Purchaser have no obligation to pursue any of these alternatives if the Offer is not completed.

VII.     RELATED PARTY TRANSACTIONS

         Below is a description of the present or proposed material agreements, arrangements, understandings or relationships between the Virbac S.A. Group and the Company or any of its executive officers, directors or subsidiaries.

         CONTROLLED COMPANY STATUS

         Based on Virbac S.A.'s beneficial ownership of approximately 60.1% of the outstanding Common Stock, the Company is a "controlled company," as defined in Rule 4350(c)(5) of the listing standards of the NASDAQ National Market, on which the Common Stock was quoted prior to being delisted. Accordingly, when listed on the NASDAQ National Market until its delisting in January 2004, the Company was exempt from certain requirements of NASDAQ's corporate governance listing standards. If the Offer is not consummated the Company, now listed on the NASDAQ Capital Market, would continue to be eligible for the controlled company exemptions. At the date of this Offer to Purchase, the Company does not have a majority of independent directors, and Virbac S.A. expects that the Company will continue to avail itself of the controlled company exemption under the NASDAQ listing rules.

         AGREEMENTS WITH VIRBAC S.A.

         In the ordinary course of business, the Company has entered into various agreements with Virbac S.A. The significant agreements with Virbac S.A. and its related affiliates for the past three years, are summarized below. The Audit Committee of Virbac Corp. reviewed and approved all of the agreements with Virbac S.A. Because of the relationship of the various entities included in these agreements, it is possible that terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.

         LOAN AGREEMENTS

         In order to reduce the amount outstanding under its revolving line of credit and provide for its operating cash requirements, the Company, in April 2004, executed a $3.0 million secured subordinated promissory note and a $4.0 million secured subordinated promissory note (together, the "April Notes"), and on June 3, 2004, executed a $2.0 million secured subordinated promissory note (the "June Note"), all in favor of Virbac S.A. The April Notes and June Note (collectively, the "Virbac S.A. Notes") are subordinate to the indebtedness of the Company under its revolving credit agreement and are secured by all the assets of the Company (as defined in the Company's credit agreement). The total borrowings under the Virbac S.A. Notes are $9.0 million and under the original terms of the Virbac S.A. Notes, interest accrued at a base rate of 5.5% per year, which was adjusted monthly based on the greater of the LIBOR Reference Rate or the EURIBOR Reference Rate. The interest rate on the Virbac S.A. Notes as of December 31, 2005 was 8.20%. The Virbac S.A. Notes have been amended from time to time since 2004 to extend the maturity dates and adjust the base rate of interest. Pursuant to amendments to the Virbac S.A. Notes dated August 2, 2005, the base rate at which interest accrues on the Virbac Notes was changed to 5.0% per annum and the maturity date for the June Note was extended to

April 9, 2006. The Company repaid the entire principal balance of the June Note, together with accrued interest, on April 9, 2006. By amendments to the April Notes dated March 17, 2006, the maturity date for the April Notes was extended to April 9, 2007. The Company's interest expense on the Virbac S.A. Notes was $692,000 in 2005 and $360,000 in 2004.

         DIRECTORS AND OFFICERS INSURANCE PROCUREMENT AGREEMENT

         Virbac S.A. acquired a 2004 directors' and officers' insurance policy for Virbac S.A. and the Company (the "D&O Policy"). The coverage limit for all named insureds under the D&O Policy is $5.0 million and the annual premium for such policy was $629,000. The Company paid 75% of the annual premium on this policy, which was approved by the Audit Committee. The policy term was for one year and expired on January 1, 2005, subsequent to which the Company has obtained coverage separately from Virbac S.A.

         Virbac S.A. has committed in writing to the members of the Special Committee that if the Offer is completed and the Merger is consummated, Virbac S.A. will assure that the Company procures "tail coverage" under its directors and officers liability insurance policy. See "Background of the Offer - Virbac S.A.'s Initial Proposal."

         TRADEMARK AGREEMENT

         On April 2, 2003, the Company and Virbac S.A. agreed to allow each other, at no charge, the first right of refusal for use of their respective trademarks. The Company and Virbac S.A. have agreed to keep each other informed of any trademarks they maintain. While the Company and Virbac S.A. are currently honoring the terms of this arrangement, a formal written agreement has not yet been entered into. The Company has stated that it expects to execute a formal written agreement in the near future.

         PROPOSED TRADEMARK AND DOMAIN NAME MANAGEMENT, ADMINISTRATION AND LICENSE AGREEMENT

         The Company and Virbac S.A. are negotiating a proposed Trademark and Domain Name Management, Administration and License Agreement between them pursuant to which Virbac Corp. and Virbac S.A. would grant each other reciprocal exclusive non-transferable licenses to use specified trademarks in the advertising, promotion, distribution and sale of the relevant licensor's products in the licensee's territory. The license would also extend to the use of the licensed marks for manufacture of a licensor's products in those cases in which manufacturing rights have been or may in the future be granted. The territory covered by the license to be granted by Virbac S.A. to Virbac Corp. is the United States and Canada and the territory covered by the license to be granted by Virbac Corp. to Virbac S.A. is the world, except for the United States and Canada. The licenses will be granted for nominal consideration and will be fully paid up. If the parties enter into the agreement in its current form, Virbac Corp. would also assign to Virbac S.A., for nominal consideration, certain internet domain names containing the name "Virbac." The agreement will have an initial term of five years and would thereafter be automatically extended for successive one-year terms, subject to cancellation on at least six months notice prior to the next renewal term. The proposed agreement is under discussion and will be subject to approval by the Company's Audit Committee.

         SUPPLY AGREEMENT

         On March 1, 2002, the Company entered into a supply agreement with Virbac S.A. pursuant to which Virbac S.A. agreed to manufacture, register, supply and provide quality assurance for certain specified health products containing regulated pesticides. Purchases under the supply agreement are at agreed-upon rates, subject to annual inflation adjustments. This agreement is scheduled to remain in force until February 28, 2007, unless terminated earlier by a written mutual consent of both parties. During 2005 and 2004, the Company paid Virbac S.A. $600,000 and $500,000, respectively, for products under the supply agreement.

         DEVELOPMENT AND LICENSE AGREEMENT

         On January 21, 2001, the Company entered into an agreement with Virbac S.A. governing the apportionment of research and development costs, granting certain licenses and requiring the payment of royalties for existing and new products, as defined. The term of this development and license agreement ran until December 31, 2004, and thereafter automatically renews for additional one-year terms unless the agreement is terminated by written notice not less than 90 days prior to the beginning of any new one-year term. The agreement was automatically renewed for 2005 and 2006. Under the terms of the development and license agreement, Virbac S.A. provides the Company with the exclusive rights, in the United States and Canada, to sell specified products that are currently in development or that were previously developed by Virbac S.A. As consideration for the grant of certain licenses and the payment of research and development costs by Virbac S.A., the Company is obligated to pay Virbac S.A. a royalty of 6% of the net sales of certain existing products sold by the Company in the United States and Canada. In addition, the Company and Virbac S.A. provided each other mutual licenses with respect to the sale, manufacture and distribution of certain newly developed products. The licensee, whether the Company or Virbac S.A., is obligated to pay the licensor a royalty equal to 3% of the licensee's net sales of and licensing revenues from generic new products (as defined in the agreement) and a royalty equal to 6% of the licensee's net sales of and licensing revenues from proprietary new products (as defined in the agreement). In 2005 and 2004, the Company paid approximately $210,000 and $184,000, respectively, in royalty payments to Virbac S.A. Virbac S.A. made no royalty payments to the Company in either of those years. The development and license agreement was amended to provide that the Company shall pay a royalty of 2.5% on the net sales of livestock de-wormer products beginning January 1, 2002.

         LICENSE AGREEMENT -- PYRIPROXYFEN

         On September 29, 2000, the Company entered into a license agreement with Virbac S.A. granting Virbac S.A. a license for the U.S. patent rights of Virbac Corp. in the use of Pyriproxyfen ("PPF") as an ingredient in certain dog or cat foods. The Company granted to Virbac S.A. an exclusive license with the right to grant sublicenses to manufacture, use, distribute, and sell PPF as an ingredient in dog and cat foods under U.S. Patent numbers 5,439,924 and 5,728,719 in the United States. In consideration for the license, Virbac S.A. agreed to pay the Company $80,000 upon its entrance into any sublicense agreement and an additional 40% of all cash payments received from any such sublicensee at the time of registration, approval and launch of the PPF product. In addition, the license agreement requires

Virbac S.A. to pay the Company 1.2% of the PPF product's net sales made through the Company's veterinary sales channel and 0.8% of the net sales made through the Company's over the counter consumer brand sales channel. The license agreement remains in effect until the expiration date of the last patent held in the United States, or until terminated by either Virbac S.A. or the Company. No royalty payments were received by the Company during 2004 or 2005 under the terms of this agreement.

         DISTRIBUTION AGREEMENT

         On December 3, 1999, the Company entered into an agreement appointing Virbac S.A. and its affiliates as the sole and exclusive distributors of the Company's current and future range of specified pet health care products for all channels of trade worldwide other than the United States and Canada. The distribution agreement provides that the Company agrees to manufacture the products and Virbac S.A. agrees to use its best efforts to promote, sell and distribute the Company's products internationally. Under the terms of the agreement, the Company can distribute directly to certain customers at the election of Virbac S.A. On December 2, 2004, the distribution agreement automatically renewed for a second 5-year term. The current terms of the distribution agreement provide that Virbac S.A.'s purchase price of products is fixed at 12.6% over the Company's current cost. The Company recorded $1.2 million of product sales to Virbac S.A. and its affiliates in each of 2005 and 2004 under the terms of the distribution agreement.

         SUB-LICENSE AGREEMENT

         On April 5, 1999, the Company and Virbac S.A. entered into a Sub-License Agreement pursuant to which Virbac S.A. granted the Company the right to manufacture and market products that Virbac S.A. has licensed from Capulis S.A., an unrelated French corporation. Products subject to this agreement include micro-encapsulation processes applicable to veterinary products for dogs, cats, fish and veterinary dental care. Pursuant to this agreement, the Company pays a 2% royalty to Virbac S.A. on net sales of the products which utilize this technology. During 2005 and 2004, the Company paid approximately $101,000 and $74,000, respectively, in royalty payments to Virbac S.A. under the terms of this agreement.

         SECRECY AGREEMENTS

         The Company has entered into various Secrecy Agreements with Virbac S.A. whereby the Company agrees to keep confidential any information disclosed to it by Virbac S.A. with regard to certain products and applications. The agreement terms are indefinite or expire when the confidential information is made available by its owner to the public.

VIII.    TRANSACTIONS AND ARRANGEMENTS CONCERNING THE SHARES

         Except for Common Stock issued to Interlab S.A.S. upon the exercise of pre-merger options pursuant to the anti-dilution provisions of the 1998 Merger Agreement, including Common Stock that may be issued to Interlab S.A.S. upon the exercise of such options while the Offer is pending (other than options exercised on a conditional basis as described under "The Tender Offer - Procedure for Accepting the Offer and Tendering Shares - Conditional Option Exercises"), no transactions in the Company's Common Stock have been effected during the past

60 days by Virbac S.A. or Purchaser or, to the best of their knowledge, any associate or majority owned subsidiary of Virbac S.A. or Purchaser, the Company, any pension, profit-sharing or similar plan of the Company or any person listed in Schedule I hereto, other than the issuance of Shares by the Company pursuant to the exercise of outstanding options by persons who are not directors, executive officers or affiliates of the Company. Neither Virbac S.A. nor Purchaser has made any underwritten public offering of the Shares during the past three years that was (i) registered under the Securities Act of 1933 or
(ii) exempt from registration under the Securities Act of 1933 pursuant to Regulation A thereunder. The Company issued an aggregate of 178,334 shares to Interlab S.A.S., a wholly owned subsidiary of Virbac S.A., during the last two years pursuant to certain antidilution provisions of the 1998 Merger Agreement among the Company, Virbac S.A., Interlab S.A.S. and Virbac Inc., a subsidiary of Virbac S.A. See Schedule II.

IX.      INTERESTS OF CERTAIN PARTIES IN THE OFFER AND THE MERGER

         In considering the recommendations of the Special Committee with respect to the Offer and the fairness of the consideration to be received in the Offer, stockholders should be aware that Virbac S.A. has certain interests that present actual or potential conflicts of interest in connection with the Offer and Merger. See Section VII. As a result of the Virbac S.A. Group's current ownership of approximately 60.1% of the outstanding Common Stock, Virbac S.A. may be deemed to control the Company. The Special Committee was aware of these actual and potential conflicts of interest and considered them along with other matters.

         DIRECTORS AND OFFICERS. The Company has advised Virbac S.A. that, to the best of its knowledge after reasonable inquiry, all of the Company's executive officers and directors currently intend to tender to Purchaser all outstanding Shares held of record or beneficially owned by such persons and to exercise conditionally (See "The Tender Offer - Procedures for Accepting the Offer and Tendering Shares - Conditional option exercises") all options held by such persons with exercise prices of less than $5.25 per Share.
 None of the Company's executive officers and directors has entered into an agreement with Virbac S.A. obliging such person to tender Shares in the Offer. The directors and officers who intend to tender their Shares and conditionally exercise their stock options include two directors of the Company who are also members of the management board of Virbac S.A. (Messrs. Maree and Pages) and two members of the Special Committee (Messrs. Poitevint and Willk). The only other director or officer of the Company who owns any shares of Common Stock is Michael O'Bryan, the Company's Chief Operating Officer, who Virbac S.A. understands intends to tender his shares and conditionally exercise all options that have exercise prices of less than $5.25 per Share.

         OWNERSHIP OF SHARES BY THE VIRBAC S.A. GROUP. The following table sets forth, as of August 10, 2006, information concerning the beneficial ownership of Shares for each member of the Virbac S.A. Group that holds Shares, including directors and executive officers of Virbac S.A. and Purchaser. Unless otherwise indicated, all such Shares are owned directly, and the indicated person or entity has sole voting and investment power. "Beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the "beneficial owner" of securities that can be acquired within 60 days from August 10, 2006 through the exercise of any option, warrant or right. Shares of common stock subject to options, warrants or rights are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed to be outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 22,644,240 Shares outstanding as of July 31, 2006.

                             Number of Shares
Name                         Beneficially Owned            Percent of all Shares
----                         ------------------            ---------------------
Interlab S.A.S                  13,613,808                         60.1%
Virbac, S.A. (1)                13,613,808                         60.1%
Eric Maree (2)(3)                  4,518                             *
Pierre Pages (4)                  18,955                             *

-----

(1) All Shares beneficially owned by Virbac S.A. are owned directly by Interlab S.A.S. Members of the family of Pierre Richard Dick, the founder of Virbac S.A., hold approximately 46.7% of the capital and 64.3% of the voting rights in Virbac S.A. and may be deemed to control Virbac S.A. Substantially all of the shares of Virbac S.A. held by or on behalf of the Dick family are held by SCI Investec ("Investec"), a French civil company. Investec owns 4,088,928 shares of Virbac S.A., constituting approximately 46.7 % of the capital and 64.3% of the voting rights in Virbac S.A. Mme. Jeanine Elise Dick, the widow of Pierre Richard Dick, is the General Manager of Investec and is solely responsible for the management and administration of the business of Investec. Mme. Dick is also the Vice Chairwoman of the Supervisory Board (CONSEIL DE SURVEILLANCE) of Virbac S.A. Mme. Dick owns personally 8,080 shares of Virbac S.A., and holds a life estate in 622,102 additional shares, whose remainder interest is held by Investec (already included in the aggregate of 4,088,928 shares mentioned above).

(2) Includes 2,518 shares that are issued and outstanding and owned by Mr. Maree and 2,000 shares subject to currently exercisable options, all of which have exercise prices greater than $5.25 per share.

(3) Mr. Maree is the Chief Executive Officer (President) of Interlab S.A.S. Mr. Maree disclaims any beneficial interest in the Shares held by Interlab S.A.S. and beneficially owned by Virbac S.A.

(4) Includes 10,955 shares that are issued and outstanding and owned by Mr. Pages and 8,000 shares subject to currently exercisable options of which 6,000 options have exercise prices less than $5.25 per share and 2,000 options have exercise prices greater than $5.25 per share.

* less than 1%.

         OWNERSHIP OF SHARES BY THE DIRECTORS OR EXECUTIVE OFFICERS OF THE
COMPANY: The following table sets forth as of August 10, 2006 the information concerning the beneficial ownership of outstanding Shares for each director and executive officer of the Company, as reported to Purchaser after inquiry to the Company. Unless otherwise indicated, all such Shares are owned directly, and the indicated person or entity has sole voting and investment power. "Beneficial ownership" means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is deemed to be the "beneficial owner" of securities that can be acquired within 60 days from August 10, 2006 through the exercise of any option, warrant or right. The Company has informed Virbac S.A. that all employee stock options are fully vested and exercisable, other than options to purchase 250 Shares at an exercise price of $6.50 per Share. Accordingly, the table below includes all options granted to each individual. Shares of common stock subject to options, warrants or rights are deemed outstanding for computing the ownership percentage of the person holding such options, warrants or rights, but are not deemed to be outstanding for computing the ownership percentage of any other person. The amounts and percentages are based upon 22,644,240 Shares outstanding as of July 31, 2006.

                                Number of Shares
Name                          Beneficially Owned           Percent of all Shares
----                          ------------------           ---------------------

Laurent Cesar                        --                              *
Michel Garaudet                      --                              *
Eric Maree (1)(2)                  4,518                             *
Erik R. Martinez, D.V.M.             --                              *
Jean M. Nelson                       --                              *
Michael S. O'Bryan(3)             148,863                            *
Pierre A. Pages, D.V.M.(4)         18,955                            *
Richard W. Pickert                   --                              *
Alec L. Poitevint, II (5)         386,040                          1.70%
Jean N. Willk(6)                   11,360                            *
All directors and executive
officers as a group               569,736                          2.52%

*The percentage of shares beneficially owned does not exceed 1% of the Common Stock outstanding.

(1) Includes 2,518 shares that are issued and outstanding and owned by Mr. Maree and 2,000 shares subject to currently exercisable options ,all of which have exercise prices greater than $5.25 per share.

(2) Mr. Maree is the Chief Executive Officer (PRESIDENT) of Interlab S.A.S. Mr. Maree disclaims any beneficial interest in the Shares held by Interlab S.A.S. and beneficially owned by Virbac S.A.

(3) Includes 19,150 shares subject to currently exercisable options of which 11,150 options have exercise prices less than $5.25 per share and 8,000 options have exercise prices greater than $5.25 per share.

(4) Includes 10,955 shares that are issued and outstanding and owned by Mr. Pages and 8,000 shares subject to currently exercisable options of which 6,000 options have exercise prices less than $5.25 per share and 2,000 options have exercise prices greater than $5.25 per share.

(5) Included are 20,000 shares held by Mr. Poitevint's adult children, over which Mr. Poitevint has power of attorney. Mr. Poitevint's beneficial ownership also includes 147,252 shares held by Marshall Minerals, Inc. and 162,339 shares held by Mineral Associates, Inc. Mr. Poitevint is the President and Chairman of both Marshall Minerals, Inc. and Mineral Associates, Inc., but is not a controlling stockholder of either corporation. Mr. Poitevint disclaims beneficial ownership of the shares owned by Marshall Minerals, Inc., Mineral Associates, Inc. and the shares held by Mr. Poitevint's adult children. Also includes 5,000 shares subject to currently exercisable options of which 3,000 options have exercise prices less than $5.25 per share and 2,000 options have exercise prices greater than $5.25 per share

(6) Includes 7,000 shares subject to currently exercisable options, 2,000 of which have exercise prices greater than $5.25 per share.

                                THE TENDER OFFER

1.       TERMS OF THE OFFER

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay the Offer Price for all Shares validly tendered prior to the Expiration Date (as hereinafter defined) and not theretofore properly withdrawn. The term "Expiration

Date" means Midnight, New York City time, on Friday, September 15, 2006, unless and until Purchaser shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

         Subject to applicable law and the rules and regulations of the SEC, Purchaser expressly reserves the right (but will not be obligated), in its sole discretion subject to the Merger Agreement, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension in the manner described below. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

         Subject to applicable law and the rules and regulations of the SEC, including Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Purchaser also expressly reserves the right:

         - to delay acceptance for payment of or (regardless of whether such Shares were theretofore accepted for payment) payment for, any tendered Shares, or to terminate or amend the Offer if any of the conditions referred to in Section 13 has not been satisfied or upon the occurrence of any of the events specified in Section 13; or

         - waive any condition, other than the Minimum Condition, or otherwise amend the Offer in any respect, in each case, by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof, as described below.

         Any such extension, delay, termination, waiver or amendment will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules l4d-4(c), 14d-6(d) and 14e-l under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release or other announcement.

         If Purchaser is delayed in its payment for the Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "Section 4. Withdrawal Rights." However, the ability of Purchaser to delay the payment for Shares which Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by, or on behalf of, holders of securities promptly after the termination or withdrawal of the Offer.

         If Purchaser increases or decreases the consideration to be paid for Shares pursuant to the Offer, such increase or decrease shall be applicable to all holders whose Shares are accepted for payment pursuant to the Offer and, if the Offer is scheduled to expire at any time before the expiration of a period of ten business days from, and including, the date that notice of such increase or decrease is first published, sent or given to holders of Shares, the Offer will be extended until the expiration of such ten business day period. If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will extend the Offer to the extent required by Rules 14d-4(d), l4d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or change in percentage of securities sought, will depend upon the relevant facts and circumstances then existing, including the relative materiality of the changed terms or information. In a public release, the SEC has stated its views that an offer must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five business days from the date a material change is first published or sent or given to security holders and that, if material changes are made with respect to information that approaches the significance of price and percentage of Shares sought, a minimum of ten business days may be required to allow for adequate dissemination to stockholders and investor response. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

         Pursuant to Rule 14d-11 of the Exchange Act, after the expiration of the Offer, if all the conditions to the Offer have been satisfied or waived, and subject to certain other conditions, Purchaser may elect, in its sole discretion, to provide a subsequent offering period (a "Subsequent Offering Period") pursuant to which Purchaser may add a period of between three and 20 business days to permit additional tenders of Shares not tendered during the period of the Offer prior to the Expiration Date. If Purchaser decides to provide for a Subsequent Offering Period, Purchaser will make an announcement to that effect by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date (as that date may have been extended). If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, to extend the Subsequent Offering Period by any period or periods, provided that the aggregate of the Subsequent Offering Periods (including extensions thereof) is no more than 20 business days, by giving oral or written notice of such extension to the Depositary. SHARES TENDERED IN A SUBSEQUENT OFFERING PERIOD MAY NOT BE WITHDRAWN.

         The Company has provided Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.       ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or waiver of all the conditions to the Offer set forth in Section 13, Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date, and not properly withdrawn, promptly after the Expiration Date. Subject to compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. See Section 14. If Purchaser decides to include a Subsequent Offering Period, Purchaser will accept for payment, and promptly pay for all validly tendered Shares as they are received during the Subsequent Offering Period. See Section 1.

         In all cases (including during any Subsequent Offering Period), payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and
(iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

         The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

         For purposes of the Offer (including during any Subsequent Offering Period), Purchaser will be deemed to have accepted for payment for, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer and the terms of the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4 and as otherwise required by Rule 14e-1(c) under the Exchange Act. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE FOR THE SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

         If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), as promptly as practicable following the expiration or termination of the Offer.

         Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

3.       PROCEDURES FOR ACCEPTING THE OFFER AND TENDERING SHARES

         VALID TENDERS. In order for a stockholder validly to tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (a) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (b) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below.

         BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date (except with respect to any Subsequent Offering Period, if one is provided), or the tendering stockholder must comply with the guaranteed delivery procedure described below. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

         For Shares to be validly tendered during any Subsequent Offering Period, the tendering stockholder must comply with the foregoing procedures, except that required documents and certificates must be received during the Subsequent Offering Period.

         SIGNATURE GUARANTEES. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered therewith (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares), unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 of the Exchange Act (each an "Eligible Institution" and collectively "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

         GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered; provided that all of the following conditions are satisfied:

                  (i)      such tender is made by or through an Eligible
                           Institution;

                  (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

                  (iii) the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) trading days after the date of execution of such Notice of Guaranteed Delivery.

         The Notice of Guaranteed Delivery may be delivered by hand or transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. ONLY THE NOTICE OF GUARANTEED DELIVERY MAY BE DELIVERED TO THE DEPOSITARY BY FACSIMILE TRANSMISSION. THE LETTER OF TRANSMITTAL MUST BE DELIVERED TO THE DEPOSITARY BY MAIL, BY OVERNIGHT COURIER OR BY HAND DELIVERY AT ONE OF THE ADDRESS SET FORTH ON THE BACK COVER OF THIS OFFER TO PURCHASE.

         Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER, RECEIPT OF A BOOK-ENTRY CONFIRMATION). IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

         The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

         DETERMINATION OF VALIDITY. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination shall be final and binding on all parties.

Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. NO TENDER OF SHARES WILL BE DEEMED TO HAVE BEEN VALIDLY MADE UNTIL ALL DEFECTS AND IRREGULARITIES HAVE BEEN CURED OR WAIVED TO THE SATISFACTION OF PURCHASER. None of Virbac S.A., Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

         CONDITIONAL OPTION EXERCISES. The Shares eligible to be tendered in the Offer include common stock issuable upon the conditional exercise of options to purchase common stock having exercise prices of less than $5.25 per share. The Company has advised the Purchaser that all outstanding options under the Company's stock option plans, other than an option to purchase 250 Shares at an exercise price of $6.50 per Share, are fully vested and exercisable, although some of such options have exercise prices in excess of $5.25 per share. Holders of options having exercise prices less than $5.25 per share ("Eligible Options") may conditionally exercise any or all of their Eligible Options by executing and delivering to the Company a "Notice of Conditional Exercise," which will be provided to eligible option holders by the Company together with a Memorandum to Eligible Holders of Options and Instructions for Conditional Exercise. Eligible Option holders who elect to conditionally exercise their Eligible Options may not use the Letter of Transmittal, and instead must use the Notice of Conditional Exercise, to conditionally exercise their options.

         The exercise of such options will be "conditional" because holders of Eligible Options will be deemed to exercise their options only if, and to the extent that, Purchaser actually accepts for payment and pays for Shares tendered pursuant to the Offer and the Merger occurs. Under the Company's stock option plans, upon effectiveness of the Merger, options issued under the plans will no longer be exercisable to acquire Shares but instead will be exercisable to receive a payment of $5.25 for each Share that would have been issuable upon exercise of the options prior to the Merger. If tendered Shares are accepted for payment and paid for by Purchaser pursuant to the Offer, conditionally exercised Eligible Options will become unconditionally and irrevocably exercised options. Because shares underlying conditionally exercised Eligible Options will not be issued, the conditional exercise of Eligible Options will not affect the determination whether the Minimum Condition has been satisfied.

         Purchaser has been informed by the Company that holders of Eligible Options will be permitted to conditionally exercise such options on a "cashless exercise" basis (which means that the option holder does not have to pay the exercise price in cash on exercise). Instead, the consideration received by an Eligible Option holder who conditionally exercises his Eligible Options if the Offer is consummated and the Merger occurs will be an amount per underlying Share equal to the difference between $5.25 and the per Share exercise price under the option, without interest less any required withholding taxes.

         Eligible Option holders should read this Offer to Purchase, the related Letter of Transmittal, the Memorandum to Holders of Eligible Options, the Notice of Conditional Exercise and the related Instructions for Conditional Exercise. Eligible Option holders who wish to conditionally exercise Eligible Options in the Offer should review the information, and must follow the instructions, contained in the Memorandum to Holders of Eligible Options and the Instructions for Conditional Exercise.

         In addition to the conditional exercise procedures described above that apply to holders of Eligible Options, holders of any options to acquire Shares may exercise their options in advance of the Expiration Date and tender Shares issued upon exercise by executing and delivering a Letter of Transmittal and following the instructions and procedures for tendering stockholders set forth in this Offer to Purchase and the Letter of Transmittal. Such exercise of options is not revocable, regardless of whether any of the Shares issued upon such exercise and tendered in the Offer are accepted for payment pursuant to the Offer and regardless of whether the Offer and the Merger are consummated. Eligible Option holders who also hold Common Stock of the Company directly in addition to their options and wish to tender such Shares in the Offer must execute and deliver a Letter of Transmittal with respect to such Shares in accordance with the instructions set forth in this Offer to Purchase and the Letter of Transmittal.

         APPOINTMENT. By executing the Letter of Transmittal as set forth above, each tendering stockholder will irrevocably appoint designee(s) of Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designee(s) of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

UNDER THE "BACKUP WITHHOLDING" PROVISIONS OF UNITED STATES FEDERAL INCOME TAX LAW, THE DEPOSITARY MAY BE REQUIRED TO WITHHOLD AND PAY OVER TO THE INTERNAL REVENUE SERVICE A PORTION OF THE AMOUNT OF ANY PAYMENTS PURSUANT TO THE OFFER. IN ORDER TO PREVENT BACKUP FEDERAL INCOME TAX WITHHOLDING WITH RESPECT TO PAYMENTS TO CERTAIN STOCKHOLDERS OF THE OFFER PRICE FOR

SHARES PURCHASED PURSUANT TO THE OFFER, EACH SUCH STOCKHOLDER MUST PROVIDE THE DEPOSITARY WITH SUCH STOCKHOLDER'S CORRECT TAXPAYER IDENTIFICATION NUMBER ("TIN") AND CERTIFY THAT SUCH STOCKHOLDER IS NOT SUBJECT TO BACKUP WITHHOLDING BY COMPLETING THE SUBSTITUTE FORM W-9 IN THE LETTER OF TRANSMITTAL. SEE INSTRUCTION 8 OF THE LETTER OF TRANSMITTAL.

4.       WITHDRAWAL RIGHTS

         Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after October 16, 2006.

         For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

         If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

         Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date or during the Subsequent Offering Period, if any.

         NO WITHDRAWAL RIGHTS WILL APPLY TO SHARES TENDERED INTO A SUBSEQUENT OFFERING PERIOD AND NO WITHDRAWAL RIGHTS APPLY DURING THE SUBSEQUENT OFFERING PERIOD WITH RESPECT TO SHARES TENDERED IN THE OFFER AND ACCEPTED FOR PAYMENT. SEE SECTION 1.

         ALL QUESTIONS AS TO THE FORM AND VALIDITY (INCLUDING TIME OF RECEIPT) OF ANY NOTICE OF WITHDRAWAL WILL BE DETERMINED BY

PURCHASER, IN ITS SOLE DISCRETION, WHOSE DETERMINATION WILL BE FINAL AND BINDING. NONE OF VIRBAC S.A., PURCHASER, THE DEALER MANAGER, THE DEPOSITARY, THE INFORMATION AGENT OR ANY OTHER PERSON WILL BE UNDER ANY DUTY TO GIVE NOTIFICATION OF ANY DEFECTS OR IRREGULARITIES IN ANY NOTICE OF WITHDRAWAL OR INCUR ANY LIABILITY FOR FAILURE TO GIVE ANY SUCH NOTIFICATION.

5.       CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following discussion summarizes certain U.S. federal income tax consequences to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary does not purport to be a comprehensive description of all potential U.S. federal income tax considerations that may be relevant to stockholders and is not intended as tax advice to any particular stockholder. This summary does not describe any tax consequences arising under the laws of any state, locality or other taxing jurisdiction other than the United States. Stockholders of the Company should consult their own tax advisors as to the U.S. or other tax consequences of the Offer and the Merger, including, in particular, the application of the tax considerations discussed below to their particular situations, as well as the application of any state, local, foreign or other tax laws.

         This discussion is limited to the U.S. federal tax issues addressed herein. Additional issues may exist that are not addressed in this summary and these could affect the U.S. federal income tax treatment of stockholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger.

         This discussion applies only to Shares that meet all of the following conditions:

         o        they are held as capital assets; and

         o they are not received pursuant to the exercise of employee stock options or otherwise as compensation.

         This discussion is for general information only and does not describe all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to stockholders subject to special rules, including but not limited to:

         o        certain financial institutions;

         o        insurance companies;

         o        dealers in securities;

         o persons holding Shares as part of a hedge or other integrated transaction;

         o        persons subject to alternative minimum tax;

         o partnerships or other entities classified as partnerships for U.S. federal income tax purposes; or

         o persons who, for federal income tax purposes, following the Offer and the Merger could be considered to own directly, indirectly or constructively any stock of the Company.

         This discussion does not address the U.S. federal income tax consequences to a stockholder that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership or a foreign estate or trust.

         This summary is based on the Internal Revenue Code of 1986, as amended, (the "Code"), the Treasury Regulations promulgated under the Code, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, changes to any of which may affect the tax consequences described herein. stockholders are urged to consult their own tax advisors concerning the consequences of the Offer and the Merger in their particular circumstances under U.S. federal, state, local, or foreign tax laws.

         The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A stockholder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the merger generally will recognize capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and the stockholder's adjusted tax basis in the Shares. Generally, gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if the stockholder's holding period in Shares exceeds one year. Net long-term capital gains of a non-corporate stockholder are generally taxed at a maximum U.S. federal income tax rate of 15%. The deductibility of capital losses is subject to limitations.

         A stockholder may be subject to U.S. backup withholding tax on the payments received pursuant to the Offer and the Merger if the stockholder fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment to a stockholder will be allowed as a credit against the stockholder's U.S. federal income tax liability and may entitle the stockholder to a refund, provided that the required information is timely furnished to the IRS.

6.       PRICE RANGE OF SHARES; DIVIDENDS

         Until January 23, 2004 the Shares were listed on the NASDAQ National Market under the symbol "VBAC." From November 13, 2003 to January 23, 2004, trading of Shares on the NASDAQ National Market was suspended after the Company announced that it would not be able to file its SEC reports on time. On January 23, 2004, the Shares were delisted from NASDAQ and, from January 23, 2004 until May 5, 2006, quotations for the Shares were available in the Pink Sheets under the symbol "VBAC.PK." Commencing May 8, 2006, the Shares have traded on the NASDAQ Capital Market (formerly the NASDAQ Smallcap Market) under the symbol "VBAC."

         The following table sets forth, for the period from January 23, 2004 to May 5, 2006, the high and low bid quotations per Share as reported in the Pink Sheets and, for the period from May 8, 2006 to August 16, 2006, the high and low closing prices for the Shares on the NASDAQ Capital Market. Pink Sheet prices are bid and ask prices which represent prices between broker-dealers and do not include retail mark-ups and markdowns or any commissions to the broker-dealer, and may not represent actual transactions.

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

                                                                                         COMMON STOCK
                                                                                -------------------------------
                                                                                    HIGH              LOW
                                                                                -------------   ---------------
Fiscal Year Ended December 31, 2004
   First Quarter (since January 23, 2004)..............................         $  3.35            $  2.26
   Second Quarter......................................................            3.15               2.50
   Third Quarter.......................................................            3.14               2.45
   Fourth Quarter......................................................            3.95               2.70
Fiscal Year Ended December 31, 2005
   First Quarter.......................................................         $  3.90            $  3.32
   Second Quarter......................................................            3.65               2.17
   Third Quarter.......................................................            4.01               2.52
   Fourth Quarter......................................................            5.00               3.35
Fiscal Year Ended December 31, 2006
   First Quarter ......................................................            5.00               4.30
   Second Quarter (through May 5, 2006) ...............................            4.55               4.35
   Second Quarter (May 8, 2006 through June 30, 2006) .................            4.60               4.10
   Third Quarter (through August 17, 2006) ............................            5.19               4.15

         On August 17, 2006 the last full day of trading before the commencement of the Offer, the high and low bid prices of the Shares reported in the NASDAQ Capital Market were $5.23 and $5.10 per Share, respectively. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

         The Company has never paid a cash dividend on the Shares. The Company has stated that it presently intends to retain its earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future. Further, under the terms of the Company's credit agreement, the Company is prohibited from paying dividends without the consent of the Company's lenders.

7.       CERTAIN INFORMATION CONCERNING THE COMPANY

         GENERAL. The Company is a Delaware corporation with its principal offices located at 3200 Meacham Boulevard, Fort Worth Texas, 76137. The telephone number for the Company is (817) 831-5030. The Company develops, manufacturers, markets, distributes and sells a variety of pet and companion animal health products, focusing on dermatological, parasiticidal, dental and certain pharmaceutical products as well as products intended for use by livestock.

         SUMMARY FINANCIAL INFORMATION. The following table sets forth summary historical financial data for the Company as of and for each of the six-month periods ended June 30, 2006 and 2005 and as of and for each of the years ended December 31, 2005 and 2004. This selected financial information set forth below is extracted from, and should be read in conjunction with, the unaudited financial statements and other financial information contained in the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2006 for the six-month period ended June 30, 2006, including the notes thereto, and in conjunction with the audited financial statements and other financial information contained in the Company's Annual Report on Form 10-K filed with the SEC on March 31, 2006, for the year ending December 31, 2005, including the notes thereto. Such financial information reflects the Company's prior restatement of its financial statements for the years ended December 31, 2002 and 2001, as described above under "Special Factors - Background of the Offer." More comprehensive financial information is included in such reports (including management's discussion and analysis of financial condition and results of operations) and other documents filed by the Company with the SEC, and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein.

         Virbac S.A. has no knowledge that any of the selected financial information set forth below or the information contained in other materials filed with the SEC is untrue, or of any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information. Nonetheless, the selected financial information was compiled by the Company, not Virbac S.A. Reports and the documents filed by the Company with the SEC may be examined at or obtained from the SEC in the manner set forth below.

                                                            SIX MONTHS ENDED                    YEARS ENDED
                                                                JUNE 30                         DECEMBER 31
                                                       2006              2005              2005             2004
                                                       ----              ----              ----             ----
                                                    (UNAUDITED)      (UNAUDITED)
                                                              (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS INFORMATION
Revenues                                             $44,642           $41,133           $80,778          $77,115
Gross profit                                          21,532            19,784            38,471           33,864
Income from operations                                 5,381             4,230             7,371            3,559
Net Income (loss)                                      3,518             2,432             3,873            1,471

BALANCE SHEET INFORMATION
Total current assets                                  20,686            23,070            20,648           21,798
Total non-current assets                              35,166            36,564            35,070           37,855
TOTAL ASSETS                                          55,852            59,634            55,718           59,653

Total current liabilities                             22,805            24,555            19,159           24,485
Total non-current liabilities                          6,996            14,923            14,339           17,475
TOTAL LIABILITIES                                     29,801            39,478            33,498           41,960

PER COMMON SHARE INFORMATION
Net Income - Basic                                   $  0.16           $  0.11           $  0.17          $  0.07
Net Income - Diluted                                    0.16              0.11              0.17             0.06

The Company has not historically reported a ratio of earnings to fixed charges.

         AVAILABLE INFORMATION. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC's regional offices in New York, New York and Chicago, Illinois. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. The Company's filings are also available to the public on the SEC's internet site

(http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

         Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained herein has been taken from or is based upon reports and other documents on file with the SEC or otherwise publicly available. Although Virbac S.A. and Purchaser do not have any knowledge that any such information is untrue, neither Virbac S.A. nor Purchaser takes any responsibility for the accuracy or completeness of the information contained in such reports and other documents or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.

8. CERTAIN INFORMATION CONCERNING VIRBAC S.A., INTERLAB S.A.S. AND PURCHASER

         GENERAL. Virbac S.A. is a societe anonyme organized under the laws of France with its principal offices located at 13eme rue LID, 06511 Carros, France. The telephone number of Virbac S.A. is 33-4-9208-7165. Virbac S.A. designs, manufacturers and markets a broad range of products and services for veterinarians and animal owners.

         Interlab S.A.S. is a French company and a wholly owned subsidiary of Virbac S.A., with its principal offices located at 13eme rue LID, 06511 Carros, France. The telephone number of Virbac S.A. is 33-4-9208-7165. Interlab S.A.S. was organized to hold shares of the Company in connection with the 1999 Merger. It also holds 100% of the shares of Purchaser. Interlab S.A.S conducts no other business.

         Purchaser is a Delaware corporation having an address at c/o Virbac S.A., 13eme rue LID-BP 27, 06511 Carros Cedex, France. The telephone number of Purchaser is 33-4-9208-7165. . Purchaser is an indirect wholly owned subsidiary of Virbac S.A. formed for the purpose of making a tender offer for all of the common stock of the Company. Purchaser has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

         The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for each director for at least the last five (5) years and the name, citizenship, business address, business phone number, present principal occupation or employment and material occupation, positions, offices or employment for the past five (5) years of each of the directors and executive officers of Virbac S.A. and Purchaser and certain other information regarding persons who may be deemed "controlling persons" of Virbac S.A. are set forth in
Schedule I hereto.

         AVAILABLE INFORMATION. Pursuant to Rule 14d-3 under the Exchange Act, Virbac S.A., Virbac Corp., Interlab S.A.S. and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the "Schedule TO"), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at the SEC's regional offices, New York, New York and Chicago, Illinois. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Virbac S.A. filings with respect to the Company are also available to the public on the SEC's internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates.

9.       SOURCE AND AMOUNT OF FUNDS

         The Offer is not conditioned upon Virbac S.A.'s or Purchaser's ability to obtain financing for the purchase of Shares pursuant to the Offer.

         Virbac S.A. and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Offer and the Merger, including payments to be made in connection with "cashless exercise" of stock purchase options having exercise prices of less than $5.25 per Share, will be approximately $48 million, plus approximately $2 million in related fees and expenses for Virbac S.A. and the Company. Virbac S.A. has available to it under its existing bank credit facility sufficient funds to close the Offer and the Merger, and will cause Purchaser to have sufficient funds available to close the Offer and the Merger.

         Virbac S.A. is a party to a (euro)100,000,000 Credit Facility dated December 23, 2003 (the "Credit Facility") with BNP Paribas and Credit Agricole Indosuez. In connection with the consummation of the Offer and the Merger and related transactions, Virbac S.A. expects to borrow funds under the Credit Facility and expects that funds available under the Credit Facility will be sufficient to consummate the Offer and the Merger and related transactions. The Credit Facility provides revolving credit in the amount of up to
(euro)100,000,000 and is available to refinance indebtedness and for corporate purposes of Virbac S.A. The Credit Facility will be reduced by (euro)10,000,000 on December 23 in each of 2007, 2008 and 2009, and has a final maturity date seven years from the facility date. Borrowings under the Credit Facility bear interest at the EURIBOR rate, plus a margin that decreases as Virbac S.A.'s ratio of net financial indebtedness to cash flow (each as defined in the Credit Facility) decreases. At July 31, 2006, the rate of interest in effect under the Credit Facility was 4.10%. The facility provides for a commitment fee on unutilized commitments as well as other customary commissions and fees. Borrowings under the Credit Facility are subject to satisfaction of customary conditions, and Virbac S.A. must comply and has been in compliance with certain customary financial and other covenants and reporting obligations.

         The foregoing summary of the Virbac S.A. Credit Facility does not purport to be complete and is qualified in its entirety by reference to the summary translation of the Credit Facility which was filed by Virbac S.A. with its Schedule TO and which is incorporated herein by reference.

         Virbac S.A. does not currently have alternate financing plans in place for the Offer and Merger. No final decision has been made concerning methods or arrangements for the refinancing or repayment of Virbac S.A.'s obligations under the Facility. Virbac S.A. currently anticipates that indebtedness incurred under the Credit Facility will be repaid in part with cash generated by Virbac S.A.'s operations and that any balance outstanding at the final maturity date will be refinanced through new bank facilities.

10.      APPRAISAL RIGHTS

         Appraisal Rights. Under the DGCL, holders of Shares do not have dissenters' rights as a result of the Offer. In connection with the Merger, however, stockholders of the Company who have not tendered their Shares in the Offer and who comply with the requirements of Section 262 of the DGCL will have the right to dissent and demand appraisal of their Shares if the Merger is consummated. Dissenting stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. In WEINBERGER V. UOP, INC., 457 A.2d 701 (Del. 1983) the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Shares is less than the price paid in the Offer or the Merger.

         The foregoing description of appraisal rights is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached to this Offer to Purchaser as Schedule III.

         APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

         STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

11.      CERTAIN EFFECTS OF THE OFFER

         MARKET FOR THE SHARES. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than Purchaser. Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price. Assuming it is consummated, the Merger will eliminate all public trading in the Shares.

         On May 8, 2006, the Common Stock commenced trading on the NASDAQ Capital Market (formerly the NASDAQ Smallcap Market). If the Purchaser purchases Shares tendered in the Offer but, for some reason, the Merger does not take place, there will likely be so few remaining stockholders and publicly held shares that the shares will no longer be eligible to be traded through the NASDAQ National Market, the NASDAQ Capital Market (formerly called the NASDAQ Smallcap Market) or other securities exchanges. In addition, in such a case Virbac Corp. would likely cease making filings with the SEC, which would also preclude any re-listing on NASDAQ or any other securities exchange. If the Offer is not consummated, the Company's shares would continue to be listed on the NASDAQ Capital Market as long as the Company remained in compliance with the NASDAQ listing rules.

         MARGIN REGULATIONS. The Shares are not "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board").

         EXCHANGE ACT REGISTRATION. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to
Section 14(a) of the Exchange Act in connection with stockholders' meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. Virbac S.A. and Purchaser currently intend to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. In any event, termination of Exchange Act registration will be available upon consummation of the Merger.

12.      DIVIDENDS

         If, on or after the date hereof, the Company should (i) split, combine or otherwise change the Shares or its capitalization, (ii) acquire currently outstanding Shares or otherwise cause a reduction in the number of outstanding Shares or (iii) issue or sell additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, to acquire any of the foregoing, other than Shares issued pursuant to the exercise of stock options outstanding as of the date hereof, then, Purchaser, in its sole discretion, may make such adjustments as it deems appropriate in the offer price and other terms of the Offer, including, without limitation, the number or type of securities offered to be purchased.

         If, on or after the date hereof, the Company should declare or pay any cash dividend on the Shares or other distribution on the Shares, or issue with respect to the Shares any additional Shares, shares of any other class of capital stock, other voting securities or any securities convertible into, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, payable or distributable to stockholders of record on the date prior to the transfer of the Shares purchased pursuant to the Offer to Purchaser or its nominee or transferee on the

Company's stock transfer records, then (i) the Offer Price and other terms of the Offer may, in the sole discretion of Purchaser, be reduced by the amount of any such cash dividend or cash distribution and (ii) the whole of any such noncash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for the account of Purchaser and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for the account of Purchaser, accompanied by appropriate documentation of transfer, or (b) at the direction of Purchaser, be exercised for the benefit of Purchaser, in which case the proceeds of such exercise will promptly be remitted to Purchaser. Pending such remittance and subject to applicable law, Purchaser will be entitled to all rights and privileges as owner of any such noncash dividend, distribution, issuance and proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by Purchaser in its sole discretion.

13.      CERTAIN CONDITIONS OF THE OFFER

         Under the terms of the Merger Agreement, Purchaser shall not be required to consummate the Offer; or accept for payment, purchase or pay for any Shares tendered; may postpone the acceptance for payment, the purchase of, and/or payment for, Shares; and/or may amend or terminate the Offer (1) if, as of immediately prior to the Expiration Date, the Minimum Condition has not been met, or (2) if at any time prior to the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events (each, an "EVENT") shall have occurred (each of paragraphs (a) through (g) providing a separate and independent condition to Purchaser's obligations pursuant to the Offer):

         (a) the Special Committee shall have withdrawn, amended or qualified in any way (i) its determination that the Offer is advisable, fair to and in the best interests of the stockholders of the Company (other than Virbac S.A. and Interlab) or (ii) its recommendation that stockholders accept the Offer and tender their Shares in the Offer or the Board of Directors of the Company shall have taken a position or action contrary to such determination and recommendation of the Special Committee;

         (b)      Houlihan Lokey shall have withdrawn or modified the Opinion;

         (c) there has been entered or issued a judgment, order, decree, ruling or injunction or there has been any statute, rule or regulation enacted, promulgated, entered, enforced, or deemed applicable or asserted to be applicable to the Offer or the Merger by any Governmental Entity, which: (i) prohibits or materially limits the ownership or operation by the Company, Virbac S.A. or Purchaser (or any other affiliate of Virbac S.A.) of all or any material portion of the business or assets of the Company, or compels the Company, Virbac S.A. or Purchaser (or any other affiliate of Virbac S.A.) to dispose of or to hold separate all or any material portion of the business or assets of Virbac S.A. and its affiliates taken as a whole or of the Company as a result of the transactions contemplated by the Offer or the Merger, or (ii) imposes or confirms any material limitation on the ability of Virbac S.A. or Purchaser (or any other affiliate of Virbac S.A.) to acquire or hold, or to exercise full rights of ownership of, any Company common stock (including, without limitation, the Shares), including the right to vote such Company common stock on all matters properly presented to the stockholders of the Company or there shall be pending and not withdrawn or overtly threatened in writing any proceeding relating to the Offer or the Merger by a Governmental Entity or to which a Governmental Entity is a party seeking to obtain a judgment, order, decree, ruling or injunction having any of the effects described in this paragraph which has, in the written opinion of outside counsel to Virbac S.A. and Purchaser provided to the Company, reasonable prospect of success;

         (d) Since the date of the Merger Agreement, there shall have occurred, at either of the Company's Bridgeton, Missouri or Fort Worth, Texas manufacturing facilities (the "FACILITIES"), an act of God, epidemic, landslide, fire, hurricane, earthquake, flood, riot, explosion, or industrial accident, which event or occurrence materially and substantially impairs the Company's ability to operate either of the Facilities as it is currently being operated or to conduct the Company's business as it is currently being conducted,, and cannot be cured or has not been cured prior to the Effective Time.

         (e) except for such as would not, in the individual or in the aggregate, have or result in a Company Material Adverse Effect, the representations and warranties of the Company in the Merger Agreement shall not be true and correct as of the Expiration Date or the Company shall have breached or failed to perform or comply with any of its agreements or covenants to be performed or complied with by it under the Agreement and such breach or failure shall not have been cured;

         (f) the Merger Agreement shall have been validly terminated in accordance with its terms; or

         (g) there shall have occurred: (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in Europe or the United States, (iii) any moratorium or general suspension of operations of the interbank system for processing and clearance of transfers of funds between France and United States or of Euro - U.S. dollar exchange markets; or (iv) any law, rule, regulation, order or decree of general applicability of French and European Governmental Entity shall have been enacted, adopted or issued relating to the exchange or transfer of currency which would prohibit or materially limit Virbac S.A.'s ability to furnish funds to Purchaser in accordance with the terms of the Agreement.

         "Company Material Adverse Effect" means a material adverse effect (i) on the business, assets, liabilities, operations, results of operations, cash flows or financial condition of the Company and its significant subsidiaries, taken as a whole, or (ii) on the Company's ability to consummate the Offer and the Merger.

         The foregoing conditions are for the sole benefit of Purchaser and Virbac S.A., and, except for the Minimum Condition, may be waived by Purchaser in whole at any time or in part from time to time in its sole discretion. The failure by Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time prior to acceptance of the Shares and from time to time. Any determination by Purchaser concerning any Event shall be final and binding upon all parties.

14.      CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

         GENERAL. Except as described in this Section 14, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company's business that might be adversely affected by Purchaser's acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Virbac S.A. as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under "State Takeover Statutes," such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company's business, or certain parts of the Company's business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 13.

         STATE TAKEOVER STATUTES. A number of states have adopted laws that purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws.

         In EDGAR V. MITE CORP., 457 U.S. 624 (1982) the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS CORP. V. DYNAMICS CORP. OF AMERICA, 481 U.S. 69 (1987) the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX ACQUISITION CORP. V. TELEX CORP., 679 F.Supp 1022 (WD Okla 1987) a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in TYSON FOODS, INC. V MCREYNOLDS, 865 F.2d 99 (6th Cir

1989) a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

         The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL ("Section 203") prevents an "interested stockholder" (including a person who has the right to acquire 15% or more of the corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for a period of three (3) years following the date such person became an interested stockholder. Virbac S.A. believes that Section 203 does not present a restriction on the consummation of the Offer and the Merger because it has been an interested stockholder for more than three years and because the 1999 Merger, pursuant to which Virbac S.A. became an "interested stockholder," was approved by both the Company's board of directors and the Company's stockholders.

         Purchaser is not aware of any state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 13.

         CERTAIN LITIGATION

         SHAREHOLDER DERIVATIVE LAWSUIT

         On February 19, 2004, Richard Hreniuk and Peter Lindell, both Virbac stockholders, filed separate, similar lawsuits in the Court, derivatively on behalf of the Company against Thomas L. Bell, Pascal Boissy, Eric Maree, Pierre
A. Pages, Alec L. Poitevint, II, and Jean Noel Willk, all current or former members of Virbac's Board of Directors, and Joseph A. Rougraff, a former officer of the Company (collectively, the "Derivative Individual Defendants") and Virbac, as a nominal defendant. These two lawsuits have been consolidated (the "Shareholder Derivative Action"), and on December 3, 2004, the Court appointed lead counsel for the plaintiffs. On March 1, 2005, the plaintiffs filed a consolidated amended shareholder derivative complaint (the "Amended Derivative Complaint"), asserting claims against: defendants Bell and Rougraff for improper financial reporting under the Sarbanes-Oxley Act of 2002 ("SOX"); all Derivative Individual Defendants for gross mismanagement, breach of fiduciary duty, waste of corporate assets, and unjust enrichment; and defendant Boissy for breach of fiduciary duties due to alleged insider selling and misappropriation of information. Virbac Corp. is named as a nominal defendant in the Amended Derivative Complaint.

         The nominal defendant Virbac Corp. and the Derivative Individual Defendants filed motions to dismiss the Amended Derivative Complaint on August 15, 2005. The plaintiffs' opposition brief was filed on September 29, 2005, and defendants' reply briefs were filed on October 24, 2005.

         On December 20, 2005, the plaintiffs filed a Motion for Leave to File a Second Amended Complaint (the "Second Amended Derivative Complaint"). The plaintiffs' proposed Second Amended Derivative Complaint includes the derivative claims described above and seeks to add a cause of action on behalf of the plaintiffs and a putative class of Virbac Corp. stockholders against Virbac Corp.'s current board of directors (including Richard W. Pickert and Michel Garaudet, who were not named defendants in the Amended Derivative Complaint) and Virbac S.A. for breach of fiduciary duties relating to Virbac S.A.'s proposal to acquire Virbac Corp.'s remaining outstanding shares at its original proposed price of $4.15 per share. The proposed Second Amended Derivative Complaint seeks various forms of relief, including preliminarily and permanently enjoining the proposed sale of Virbac Corp. shares to Virbac S.A. unless and until the Company adopts and implements a procedure to obtain the highest possible price for Virbac Corp. stockholders, including the formation of an independent special committee to evaluate the proposal, money damages, including rescissory damages to the extent that the sale has taken place, and the awarding of the plaintiffs' attorneys' fees and costs.

         On January 12, 2006, the Court granted the plaintiffs' Motion for Leave to File a Second Amended Complaint. On March 20, 2006, in light of the plaintiffs' filing of the Second Amended Derivative Complaint, the Court denied the defendants previously filed motions to dismiss as moot. However, these motions to dismiss can be refiled as to the Second Amended Derivative Complaint. On March 20, 2006, the Court also entered a scheduling order (the "Scheduling Order") under which the Court set forth various deadlines, including a deadline for the completion of discovery by September 29, 2006. In the Scheduling Order, the Court noted that if the parties believe that the case should not proceed at this time in light of the possibility of a tender offer, it would entertain a motion for stay and administrative closure of the action, or similar motion and on April 10, 2006, pursuant to a joint motion of the parties, the Court issued an order administratively closing the case, subject to reopening upon motion of any party.

         The Company has stated that, while the Company intends to vigorously defend itself, the Company cannot predict the final outcome of the Shareholder Derivative Action at this time, and that an unfavorable outcome could have a material adverse effect on the Company's financial condition and liquidity in the event that final settlement amounts and/or judgment exceeds the limits of the Company's insurance policies or the Insurers decline to fund such final settlement/judgment. To date, the Company's Insurers have provided coverage for the submitted expenses incurred in defending the Shareholder Derivative Action as a claim under the relevant policies.

         LAWSUIT AGAINST THE PROPOSED OFFER

         On January 18, 2006, Richard Abrons, Myron Cohn and Martin Cohn filed a lawsuit in the Delaware Court of Chancery in New Castle County (the "Delaware Court") in their individual capacities and as a purported class action on behalf of the Company's public stockholders against Eric Maree, Pierre A. Pages, Michel Garaudet, Alec L. Poitevint, II, Jean Noel Willk, Richard W. Pickert and Virbac Corp., Virbac S.A. and Interlab S.A.S. The lawsuit asserts claims against defendants Virbac S.A., Interlab S.A.S., Maree, Pages and Garaudet for breach of fiduciary duty of loyalty and unfair dealing, and defendants Willk, Poitevint, II and Pickert for breach of fiduciary duties of care and good faith. The plaintiffs seek certification of the purported class, a preliminary and permanent injunction against the consummation of the tender offer proposal made by Virbac S.A. to the Company (see "Background of the Offer - Virbac S.A.'s Initial Proposal," above), an order declaring that proposal void and rescinding an offer, if consummated, disgorgement of any profits or property received by the defendants as a result of their alleged wrongful conduct, unspecified money damages plus interest thereon against all defendants (jointly and severally), attorneys' fees and expenses incurred in connection with the lawsuit, and such other and further relief that the Delaware Court may deem just and proper. On July 28, 2006, the defendants filed a motion to dismiss the complaint and a motion to stay discovery in the proceedings. These motions are pending. The defendants believe that this lawsuit is without merit and intend to vigorously defend this matter.

15.      FEES AND EXPENSES

         Virbac S.A. and Purchaser have engaged BMO to act as Dealer Manager in connection with the Offer. BMO provided certain financial advisory services to Virbac S.A. in connection with the Offer. Virbac S.A. will pay BMO customary compensation for such services in connection with the Offer and the Merger. Virbac S.A. has agreed to reimburse BMO for reasonable travel and other expenses incurred in connection with its engagement, including reasonable fees and expenses of legal counsel, and to indemnify BMO and its affiliates against liabilities and expenses relating to or arising out of its engagement, including liabilities under the federal securities laws.

         Virbac S.A. and Purchaser have retained Morrow & Co., Inc. to be the Information Agent and Mellon Investor Services LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

         The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

         Neither Virbac S.A. nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to BMO, the Dealer Manager, the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

         Virbac S.A. and Purchaser has paid or will be responsible for paying the following expenses incurred or estimated to be incurred in connection with the Offer and the Merger:

              Financial Advisor/Dealer Manager Fees...........       $ 850,000
              Filing Fees.....................................           5,000
              Legal Fees and Expenses.........................       1,000,000
              Accounting Fees and Expenses....................               0
              Depositary Costs................................          25,000
              Information Agent Costs.........................          10,000
              Printing and Mailing Costs......................          60,000
              Miscellaneous...................................          50,000
                                                                  ------------
                    Total.....................................      $2,000,000
                                                                  ============

         Purchaser has not made any provision in connection with the Offer to grant the Company's stockholders access to its files or provide counsel, legal advice or appraisal services at Purchaser's expense. In addition, the Company will incur its own fees and expenses in connection with the Offer.

16.      MISCELLANEOUS

         The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF VIRBAC S.A., INTERLAB S.A.S. OR PURCHASER NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

         Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on
Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Special Committee with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC (but not the regional offices of the SEC) in the manner set forth under Section 7.

Labogroup Holding, Inc.
August 18, 2006

                                                                      SCHEDULE I

              DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS
                  OF VIRBAC S.A., INTERLAB S.A.S. AND PURCHASER

         1. DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF VIRBAC S.A. Members of the family of Pierre Richard Dick, the founder of Virbac S.A., hold approximately 46.7% of the capital and 64.3% of voting rights in Virbac S.A. and may be deemed to control Virbac S.A. Substantially all of the shares of Virbac S.A. held by or on behalf of the Dick family are held by SCI Investec ("Investec"), a French civil company. Investec owns 4,088,928 shares of Virbac S.A., constituting approximately 46.7 % of the capital and 64.3% of the voting rights in Virbac S.A. Mme. Jeanine Elise Dick, the widow of Pierre Richard Dick, is the General Manager of Investec and is solely responsible for the management and administration of the business of Investec. Mme. Dick is also the Vice Chairwoman of the Supervisory Board (CONSEIL DE SURVEILLANCE) of Virbac S.A. Mme. Dick owns personally 8,080 shares of Virbac S.A., and holds a life estate in 622,102 additional shares, whose remainder interest is held by Investec (already included in the aggregate of 4,088,928 shares mentioned above).

         The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for each director for at least the past five (5) years and the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years for each executive officer of Virbac S.A. The current business address of each person is 13eme rue LID-BP 27, 06511 Carros Cedex, France and the current phone number is 33.4.9208-7165. During the last five years, neither Virbac S.A. nor, to the best knowledge of Virbac S.A., any of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Each person listed below is a citizen of France.

         Members of the Management Board (DIRECTOIRE) of Virbac S.A. (biographical information as of July 31, 2006). The business address of each of the members of the Management Board is c/o Virbac S.A., 13eme rue - LID, 06511 Carros, France

NAME                                BUSINESS EXPERIENCE
----                                -------------------

Eric Maree                 Chairman of the Management Board of Virbac S.A.
                           (PRESIDENT DU DIRECTOIRE). Mr. Maree is also Chief
                           Executive Officer (PRESIDENT) of Interlab S.A.S. and
                           President and sole Director of Purchaser.

Pierre Pages               Member of the Management Board and Chief Operating
                           Officer of Virbac S.A.

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

Christian Karst            Member of the Management Board and Executive Vice
                           President Corporate Development

Michel Garaudet            Member of the Management Board and Chief Financial
                           Officer of Virbac S.A. and a director and executive officer of several corporations in the Virbac S.A.
                           Group.

Jean-Pierre Dick           Member of the Management Board of Virbac S.A.
                           responsible for special projects. Also President of the FONDATION D'ENTREPRISE "VIRBAC".

         Members of the Supervisory Board (CONSEIL DE SURVEILLANCE) of Virbac S.A. (biographical information as of July 31, 2006)

NAME                                 RESIDENCE OR BUSINESS ADDRESS        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
                                                                          AND NAME OF THE ENTITY IN WHICH SUCH
                                                                          PRINCIPAL OCCUPATION OR EMPLOYMENT IS
                                                                          CONDUCTED
Marie-Helene Dick-Madelpuech         26 bis rue du Regard                 Chairwoman of the Supervisory Board of
                                     92380 Garches                        Virbac S.A., Chairwoman of the Board of
                                     France                               Directors and General Manager of Panmedica
                                                                          SA, and Chairwoman of the Board of
                                                                          Directors of Panpharma SA
Jeanine Elise Dick                   95 avenue de la Lanterne             Vice-chairwoman of the Supervisory Board
                                     06200 Nice                           of Virbac S.A.,  Manager of SCI Investec
                                     France                               and Manager of Racing Boat SARL
ASERGI SARL, represented by Pierre   26 bis rue du Regard                 Mr. Madelpuech is a Manager of ASERGI
Madelpuech                           92380 Garches                        SARL, a Member of the Management Board of
                                     France                               Manuest SA, Director of Panpharma SA and
                                                                          Director of Panmedica SA
Francois Guinot                      4 rue Robert Estienne                Chairman of Academie des Technologies,
                                     75008 Paris                          Chairman of Chimie Industrielle,
                                     France                               Vice-Chairman of Federation Francaise des
                                                                          Chimistes and Director of the Centre
                                                                          National de la Recherche Scientifique
XYC SARL, a French limited           6 rue Solferino                      Mr. Yon is Chairman of the Ecole de
liability company, represented by    78000 Versailles                     Biologie Industrielle and Chairman of
Xavier Yon                           France                               Chester Valley Pharmaceuticals Inc.
Philippe Capron                      102 rue Perronet                     Chairman of the Supervisory Board of
                                     92200 Neuilly sur Seine              Achatpro SA, Director of Tinubu Square
                                     France                               SAS, Director of Arcelor Stainless
                                                                          International SA, Manager of Arcelor
                                                                          Treasury SNC and Chief Financial Officer
                                                                          of Arcelor Group

         2. DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF INTERLAB S.A.S. All of the outstanding share capital of Interlab S.A.S. is owned by Virbac S.A. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for each director for the past five (5) years and the name, citizenship, business address, business phone number, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each of the executive officer of Interlab S.A.S. The current business address of each person is 13eme rue LID7, 06511 Carros, France and the current phone number is 33-4-9208-7165. During the last five years, neither Interlab S.A.S. nor, to the best knowledge of Interlab S.A.S., any of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Each person listed below is a citizen of France.

NAME                                    BUSINESS EXPERIENCE
----                                    -------------------
Eric Maree                 Chief Executive Officer (PRESIDENT) of Interlab
                           S.A.S. Mr. Maree is also Chairman of the Management
                           Board of Virbac S.A. (PRESIDENT DU DIRECTOIRE) and
                           President and sole Director of Purchaser.


         3. DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS OF PURCHASER. All of the outstanding common stock capital of Purchaser is owned by Interlab S.A.S. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for each director for the past five (5) years and the name, citizenship, business address, business phone number, present principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each of the executive officer of Purchaser. The current business address of each person is c/o Virbac S.A., 13eme rue LID, 06511 Carros Cedex, France and the current phone number is 33-4-9208-7165. During the last five years, neither Purchaser nor, to the best knowledge of Purchaser, any of the persons listed below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Each person listed below is a citizen of France.

NAME                                    BUSINESS EXPERIENCE
----                                    -------------------

Eric Maree                 President and sole Director of Purchaser. Mr. Maree
                           is also Chief Executive Officer (PRESIDENT) of
                           Interlab S.A.S. and Chairman of the Management Board of Virbac S.A. (PRESIDENT DU DIRECTOIRE).




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


                                                                     SCHEDULE II

PURCHASES OF SHARES BY VIRBAC S.A. AND INTERLAB S.A.S. DURING THE LAST TWO YEARS

1. ACQUISITIONS BY INTERLAB S.A.S.

                                        NUMBER OF SHARES     AVERAGE PURCHASE
                                            ACQUIRED         PRICE PER SHARE

    First Quarter 2004                        -----                 N/A
    Second Quarter 2004                       -----                 N/A
    Third Quarter 2004                        -----                 N/A
    Fourth Quarter 2004                       -----                 N/A
    First Quarter 2005                        -----                 N/A
    Second Quarter 2005                       -----                 N/A
    Third Quarter 2005                        -----                 N/A
    Fourth Quarter 2005                       59,834               N/A(1)
    First Quarter 2006                        88,500               N/A(1)
    Second Quarter 2006                       30,000               N/A(1)

---------
(1) Shares acquired by Interlab S.A.S. directly from the Company pursuant to the anti-dilution provisions of the 1998 Merger Agreement. See "Special Factors - Background of Virbac S.A.'s Investment in the Company."


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

                                                                    SCHEDULE III

                   SECTION 262 OF THE GENERAL CORPORATION LAW
                            OF THE STATE OF DELAWARE

                RELATING TO THE RIGHTS OF DISSENTING SHAREHOLDERS

         Sec. 262. Appraisal rights

         (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

         (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

                  (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or
                           (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

                  (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec. 251, sec. 252,

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

                           sec. 254, sec. 257, sec. 258, sec. 263 and sec. 264
                           of this title to accept for such stock anything except:

                           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

                           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

                           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

                           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

                  (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

                           (a)      Any corporation may provide in its
                                    certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

                           (b)      Appraisal rights shall be perfected as
                                    follows:

                                    (1)     If a proposed merger or
                                            consolidation for which appraisal
                                            rights are provided under this
                                            section is to be submitted for
                                            approval at a meeting of
                                            stockholders, the corporation, not
                                            less than 20 days prior to the
                                            meeting, shall notify each of its
                                            stockholders who was such on the
                                            record date for such meeting with
                                            respect to shares for which
                                            appraisal rights are available
                                            pursuant to subsection (b) or (c)
                                            hereof that

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

                                            appraisal rights are available for
                                            any or all of the shares of the
                                            constituent corporations, and shall
                                            include in such notice a copy of
                                            this section. Each stockholder
                                            electing to demand the appraisal of
                                            such stockholder's shares shall
                                            deliver to the corporation, before
                                            the taking of the vote on the merger
                                            or consolidation, a written demand
                                            for appraisal of such stockholder's
                                            shares. Such demand will be
                                            sufficient if it reasonably informs
                                            the corporation of the identity of
                                            the stockholder and that the
                                            stockholder intends thereby to
                                            demand the appraisal of such
                                            stockholder's shares. A proxy or
                                            vote against the merger or
                                            consolidation shall not constitute
                                            such a demand. A stockholder
                                            electing to take such action must do
                                            so by a separate written demand as
                                            herein provided. Within 10 days
                                            after the effective date of such
                                            merger or consolidation, the
                                            surviving or resulting corporation
                                            shall notify each stockholder of
                                            each constituent corporation who has
                                            complied with this subsection and
                                            has not voted in favor of or
                                            consented to the merger or
                                            consolidation of the date that the
                                            merger or consolidation has become
                                            effective; or

                                    (2)     If the merger or consolidation was
                                            approved pursuant to sec. 228 or
                                            sec. 253 of this title, then either
                                            a constituent corporation before the
                                            effective date of the merger or
                                            consolidation or the surviving or
                                            resulting corporation within 10 days
                                            thereafter shall notify each of the
                                            holders of any class or series of
                                            stock of such constituent
                                            corporation who are entitled to
                                            appraisal rights of the approval of
                                            the merger or consolidation and that
                                            appraisal rights are available for
                                            any or all shares of such class or
                                            series of stock of such constituent
                                            corporation, and shall include in
                                            such notice a copy of this section.
                                            Such notice may, and, if given on or
                                            after the effective date of the
                                            merger or consolidation, shall, also
                                            notify such stockholders of the
                                            effective date of the merger or
                                            consolidation. Any stockholder
                                            entitled to appraisal rights may,
                                            within 20 days after the date of
                                            mailing of such notice, demand in
                                            writing from the surviving or
                                            resulting corporation the appraisal
                                            of such holder's shares. Such demand
                                            will be sufficient if it reasonably
                                            informs the corporation of the
                                            identity of the stockholder and that
                                            the stockholder intends thereby to
                                            demand the appraisal of such
                                            holder's shares. If such notice did
                                            not notify stockholders of the
                                            effective date of the merger or
                                            consolidation, either (i) each such
                                            constituent corporation shall send a
                                            second notice before the effective
                                            date of the merger or consolidation
                                            notifying each of the holders of any
                                            class or series of stock of such
                                            constituent

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

                                            corporation that are entitled to
                                            appraisal rights of the effective
                                            date of the merger or consolidation
                                            or (ii) the surviving or resulting
                                            corporation shall send such a second
                                            notice to all such holders on or
                                            within 10 days after such effective
                                            date; provided, however, that if
                                            such second notice is sent more than
                                            20 days following the sending of the
                                            first notice, such second notice
                                            need only be sent to each
                                            stockholder who is entitled to
                                            appraisal rights and who has
                                            demanded appraisal of such holder's
                                            shares in accordance with this
                                            subsection. An affidavit of the
                                            secretary or assistant secretary or
                                            of the transfer agent of the
                                            corporation that is required to give
                                            either notice that such notice has
                                            been given shall, in the absence of
                                            fraud, be prima facie evidence of
                                            the facts stated therein. For
                                            purposes of determining the
                                            stockholders entitled to receive
                                            either notice, each constituent
                                            corporation may fix, in advance, a
                                            record date that shall be not more
                                            than 10 days prior to the date the
                                            notice is given, provided, that if
                                            the notice is given on or after the
                                            effective date of the merger or
                                            consolidation, the record date shall
                                            be such effective date. If no record
                                            date is fixed and the notice is
                                            given prior to the effective date,
                                            the record date shall be the close
                                            of business on the day next
                                            preceding the day on which the
                                            notice is given.

                           (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and
                                    (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of

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

                                    demands for appraisal under subsection (d) hereof, whichever is later.

                           (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

                           (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

                           (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

                           (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

                           (j)      The costs of the proceeding may be
                                    determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

                           (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

                           (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        THE DEPOSITARY FOR THE OFFER IS:

                          MELLON INVESTOR SERVICES LLC

                 BY MAIL:                            BY OVERNIGHT COURIER:                     BY HAND DELIVERY:
       Mellon Investor Services LLC              Mellon Investor Services LLC             Mellon Investor Services LLC
        Attn: Reorganization Dept.                Attn: Reorganization Dept.               Attn: Reorganization Dept.
               PO Box 3301                           480 Washington Blvd.                   120 Broadway, 13th floor
        South Hackensack NJ 07606                      Mail Drop - Reorg                       New York NY 001271
                                                     Jersey City NJ 07310


                               OTHER INFORMATION:

         Questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                     THE INFORMATION AGENT FOR THE OFFER IS:

                               MORROW & CO., INC.

                                 470 WEST AVENUE
                               STAMFORD, CT 06902

                      BANKS AND BROKERS CALL (203) 658-9400
               STOCKHOLDERS PLEASE CALL TOLL FREE: (800) 607-0088


                      THE DEALER MANAGER FOR THE OFFER IS:

                      BMO [GRAPHIC OMITTED] Capital Markets

                            BMO CAPITAL MARKETS CORP.

                             111 WEST MONROE STREET
                                CHICAGO, IL 60603
                                 (312) 293-4111